     As filed with the Securities and Exchange Commission on August 31, 1999
                                                       Registration No. 333-
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------
                       REGISTRATION STATEMENT ON FORM S-3
                                    UNDER THE
                             SECURITIES ACT OF 1933
                          -----------------------------

                          WINSTAR COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)


         Delaware                                        4812                                      13-3585278
(State or other jurisdiction of                 (Primary standard industrial                   (I.R.S. Employer
incorporation or organization)                  classification code number)                  Identification Number)

                                 230 Park Avenue
                            New York, New York 10169
                                 (212) 584-4000

      (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                          -----------------------------
                                Timothy R. Graham
                  Executive Vice President and General Counsel
                          WinStar Communications, Inc.
                                 230 Park Avenue
                            New York, New York 10169
                                 (212) 584-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          -----------------------------
                                   Copies to:

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE



                                                              Proposed Maximum             Proposed Maximum
       Title of Security              Amount to be            Aggregate Price                  Aggregate               Amount of
        to be Registered               Registered                Per Share                  Offering Price          Registration Fee
        ----------------               ----------                ---------                  --------------          ----------------

Series F 7 1/4% Cumulative
Convertible Preferred Stock          300,000 shares                 (1)                           (1)                      (1)
("Preferred Stock")

Common Stock, par value $.01
per share underlying Preferred     4,900,000 shares(2)            $61.96(3)                  $303,604,000.00             $84,401.91
Stock

Common Stock to be resold by         296,727 shares               $51.97(4)                   $15,420,902.19              $4,287.01
certain persons

         Total                                                                                                           $88,688.92



(1)      Filing fee being paid with respect to underlying shares of Common
         Stock.

(2) Pursuant to Rule 416(b) promulgated under the Securities Act of 1933, as amended (the "Act"), this Registration Statement also covers a presently indeterminable number of additional shares of Common Stock which may be issued in lieu of cash dividends during the term of the Preferred Stock ("Dividend Shares"). Pursuant to Rule 416, this Registration Statement also covers a presently indeterminable number of additional shares of Common Stock issuable by the Company in the event the Preferred Stock is converted in connection with a change of control of the Company.

(3)      Represents the conversion price ($61.96) for a share of Common Stock.

(4) Based on the average of the high and low prices of a share of Common Stock as reported by Nasdaq on August 25, 1999, based on Rule 457(c).


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                 Preliminary Prospectus dated August 31, 1999
                              Subject to Completion


                          WINSTAR COMMUNICATIONS, INC.

                            -------------------------


 300,000 Shares of Series F 7 1/4% Senior Cumulative Convertible Preferred Stock
                  (Liquidation Preference of $1,000 Per Share)
                     and 5,196,727 shares of Common Stock


         This prospectus covers the sale by certain persons from time to time of an aggregate of 300,000 shares of our outstanding Series F 7 1/4% Senior Cumulative Convertible Preferred Stock. Our Series F preferred stock:

         o        has a per-share liquidation preference of $1,000;
         o        is redeemable at our option commencing June 24, 2002;
         o pays an annual dividend per share of $72.50, which will be paid by us through the issuance of shares of our common stock. We are required to pay the dividend through the issuance of these dividend shares until our currently outstanding indebtedness has been repaid, after which time we may pay these dividends in common stock or in cash, at our election;
         o is convertible, at the option of the holders, into shares of our common stock. We will issue 16.13912 of these conversion shares for each share of Series F preferred stock converted, which represents a conversion price of approximately $61.96 per share; and
         o is convertible, at our option, into shares of our common stock on the same basis as above, under certain circumstances commencing June 24, 2002.

         This prospectus also covers:



         o the sale by holders of an indeterminable number of shares of common stock that may be issued in lieu of cash dividends on the Series F preferred stock;

         o our issuance of up to approximately 4,900,000 conversion shares to holders of Series F preferred stock upon conversion of the Series F preferred stock; and


         o the resale by holders of an aggregate of 296,727 shares of our common stock that we previously issued in connection with various transactions.


         Our Series F preferred stock is eligible for trading in The Portal (ServiceMark) Market, a subsidiary of The Nasdaq Stock Market, Inc. Our common stock is traded on the Nasdaq National Market under the symbol "WCII." The last sale price of our common stock on the Nasdaq National Market on August 25, 1999 was $53.00 per share.

         We will not receive any cash proceeds from the sale of any securities by any person under this prospectus or from our issuance of any conversion shares. We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus. Such expenses are estimated to be approximately $388,688.92.

   See "Risk Factors" beginning on page 13 of this prospectus for information that should be considered by prospective investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. No holder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is              , 1999

                                TABLE OF CONTENTS



                                                                   Page
                                                                   ----

FORWARD-LOOKING STATEMENTS.........................................  2
WHERE YOU CAN FIND MORE INFORMATION................................  3
SUMMARY............................................................  4
RISK FACTORS....................................................... 13
PRICE RANGE OF COMMON STOCK........................................ 26
DIVIDEND POLICY.................................................... 26
CAPITALIZATION..................................................... 27
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS............ 28
DESCRIPTION OF THE SERIES F PREFERRED STOCK........................ 37
DESCRIPTION OF CERTAIN INDEBTEDNESS AND CAPITAL STOCK.............. 54
SELLING AND PLAN OF DISTRIBUTION .................................. 63
LEGAL MATTERS...................................................... 67
EXPERTS............................................................ 67
UNAUDITED PRO FORMA CONDENSED
  CONSOLIDATED FINANCIAL STATEMENTS............................... F-1


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. The words "anticipate," "believe," "estimate," "expect," "plan," "intend," "predict," "project," "will," "could" and similar terms and expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to numerous risks, uncertainties and assumptions. We cannot assure you that any of our expectations will be realized. Factors that may cause actual results to differ materially from those contemplated by forward-looking statements include, without limitation:

         o our ability to service our debt or to obtain financing for the buildout of our domestic and international telecommunications networks;

         o our ability to attract and retain a sufficient revenue-generating customer base;

         o competitive pressures in the telecommunications and technology industries;

         o        general economic conditions; and

         o the other risks described in this prospectus under the caption "Risk Factors."

         We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                       WHERE YOU CAN FIND MORE INFORMATION


         We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission ("SEC"). This prospectus is part of that registration statement and does not contain all of the information included in the registration statement. For further information about us and our securities you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described below.


         We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of the Nasdaq National Market in Washington, D.C.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         o Annual Report on Form 10-K (as amended) for the year ended December 31, 1998;

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

         o Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

         o Proxy Statement regarding the Annual Meeting of Stockholders held on July 1, 1999, filed May 7, 1999;

         o        Current Report on Form 8-K, filed June 3, 1999;

         o        Current Report on Form 8-K, filed June 24, 1999;


         o       Current Report on Form 8-K, filed July 16, 1999; and


         o The description of our common stock contained in our registration statement on Form 8-A (as amended) under the Exchange Act (File No. 1-10726).

         We will provide any person to whom a prospectus is delivered a copy of any and all of the documents incorporated in this prospectus by reference upon their written or oral request. If you desire any of these documents, please contact us as at WinStar Communications, Inc., 230 Park Avenue, New York, New York, 10169, Attention: Investor Relations, 212-584-4000.

                                     SUMMARY

         This summary is qualified in its entirety by the detailed information and financial statements (and notes thereto) incorporated by reference into this prospectus. Unless otherwise stated in this prospectus, references to "we," "us," "our" or "WinStar" refer to WinStar Communications, Inc. and, where appropriate, our subsidiaries. Wireless Fiber(ServiceMark) and Office.com(ServiceMark) are service marks, and WinStar(Registered), WinStar for Business(TradeMark) and WinStar Business Info Center(TradeMark) are trademarks, of WinStar.

General

         WinStar is a facilities-based provider of telecommunications services primarily to businesses in a growing number of major markets throughout the United States. Through our local broadband (i.e., high-capacity) networks, we offer our customers a variety of individual and bundled services, including local and long distance voice services, high-speed data transport, Internet access and other enhanced communications services. We also provide Internet-based information content and services, such as online business resources. We provide our services with a high degree of customer care and at competitive prices, which affords our customers an attractive alternative to the incumbent local exchange carriers and other service providers. As of June 30, 1999, we had approximately 453,000 installed lines serving more than 16,000 business customers. We currently provide service in more than 30 major U.S. markets, including Atlanta, Boston, Chicago, Dallas, Los Angeles, New York City, San Diego, San Francisco and Washington, D.C. Revenues from our core telecommunications services for the six months ended June 30, 1999 were $145.4 million compared to $51.1 million for the six months ended June 30, 1998.


         In order to take advantage of the benefits derived from early market entry, in December 1998 we announced a plan to accelerate the growth of our business by expanding into 60 U.S. markets by the end of 2000, rather than the 40 U.S. markets previously announced. Additionally, we are expanding internationally and intend to enter into up to 50 foreign markets by the end of 2004. We intend to serve each of these markets primarily with our local broadband network. Our strategic relationship with Lucent Technologies, Inc. facilitates this expanded rollout. As part of this relationship, Lucent, under our direction, is providing design, engineering and construction services for the buildout of our local broadband networks in the United States and abroad. Lucent also is making financing available for the purchase of up to $2.0 billion of equipment and services necessary for this buildout, of which $500.0 million was made immediately available. At June 30, 1999, we had borrowed $362.7 million under this financing arrangement.


         An integral part of our network buildout is the interconnection of our local broadband networks in the United States with long-haul fiber to create a national end-to-end broadband network. This seamless national network will operate as a true broadband alternative to the existing public telephone networks that are owned and controlled by the incumbent service providers. Our national broadband network will enable us to carry a substantial portion of our customers' voice, data and video transmissions, from point of origination to point of termination. Since this network will reduce our reliance on the facilities of other providers, we will be able to substantially reduce our costs and have greater control over the quality of service we provide. In furtherance of our plan to create such a national broadband network, in 1998 we purchased 25-
year indefeasible rights of use ("IRUs") to intracity and intercity fiber facilities being constructed by Metromedia Fiber Network, Inc. and Williams Communications, Inc. We are also integrating our existing national ATM backbone and our network of frame relay data switches into this developing national broadband network.

WinStar Local Broadband Networks

         Local telephone service historically has been carried by the incumbent local exchange carriers across their "legacy" networks. The portion of these legacy networks that ultimately connects to customer buildings, called the "last mile," is typically copper wire. The rapid growth of bandwidth-intensive communications services, such as Internet access and data transport, has created a shortage of capacity across the last mile. We believe that this shortage will become more acute as the use of bandwidth-intensive applications continues to grow. Our local broadband networks offer a solution to this increasing need for bandwidth to a larger addressable market than fiber or copper-based connections.

         An integral part of our local broadband networks is our wireless transmission capability, which we call "Wireless Fiber." Our Wireless Fiber services use the 38 GHz, 28 GHz and other portions of the radio spectrum to carry voice, data and video transmissions. Our Wireless Fiber services can provide fiber-quality transmission at speeds more than 350 times faster than ISDN, the fastest service currently in general use on legacy networks. We believe that in order to effectively use wireless spectrum for the commercial provision of broadband communications services, a provider must have access to a large amount of spectrum in each of the markets where it operates. We hold licenses that provide us with the largest amount of 38 GHz radio spectrum in the country, as well as a large amount of 28 GHz spectrum and other various spectrum rights. Our spectrum holdings cover markets encompassing more than 200 million people and more than 80% of the business market in the United States.

         We use our Wireless Fiber to establish connections between buildings in which our customers are located and our hub site buildings. Transmissions are carried between these locations using wireless connections between antennas placed on the roof of each building. Accordingly, securing access rights for our antennas is a crucial step in the construction or expansion of our local broadband networks. Currently, we have access rights to more than 5,500 buildings. We select hub site buildings to maximize the number of customer buildings which will have line of sight to the hub. Connections between our hub sites and our switching facilities are made using fiber or, in some instances, a second wireless link. Our switches seamlessly deliver voice, data and video traffic to customers directly connected to our network, the public switched telephone network or the Internet.

Business Strategy and Strengths

         Our goal is to create one of the first national broadband networks and to drive a high volume of customer traffic across this network. We believe that our Wireless Fiber and switch-based infrastructure provides us with significant competitive advantages, particularly over service providers that rely on wireline connection for the last mile. Our strategy, elements of which are set forth below, is to exploit these advantages in order to attain our goal.

         Rapidly and Cost-effectively Deploy Our Local Infrastructure. We are rapidly and cost-effectively deploying our local broadband networks to create a first-to-market presence in our targeted buildings. Through this presence, we seek to establish a strong customer base ahead of our competitors and to cost-effectively grow our business as our markets mature. In pursuit of this strategy, we are expanding the rollout of our services to 60 U.S. markets by the end of 2000 and up to 50 foreign markets by the end of 2004. The following factors enhance our deployment capabilities:

         o we do not have to lay underground fiber to establish broadband connections to customer buildings;

         o we are a leader in securing the critical building access rights necessary to build out broadband wireless networks;

         o we are able to install a Wireless Fiber antenna and establish a broadband last mile connection to a customer building within a few days after obtaining building access;

         o our technology is scalable and we can create wireless broadband connectivity to a building at a fraction of the cost of a fiber link;

         o we can generally link capital expenditures directly to demand by connecting a building to our network when it is ready to generate revenue; and

         o our strategic relationship with Lucent provides us with ready access to equipment and services, qualified engineering and installation personnel, and equipment financing.

         These advantages will be accentuated as we integrate point to multipoint technology into our network infrastructure. We anticipate commercial deployment of point to multipoint technology in the fourth quarter of 1999. Point to multipoint technology adds another dimension to our ability to create network capacity and presents significant advantages over network buildout using only point to point technology, including:

         o the reduction of capital expenditures because a single hub-based multipoint antenna can simultaneously carry transmissions to multiple customer buildings; and

         o the more efficient management of our Wireless Fiber capacity because multipoint technology allows us to allocate the same spectrum among multiple customers to be used when required.

         Interconnect Local Networks to Create a National Broadband Network. We are interconnecting our local broadband networks to create a national broadband network in order to maximize the advantages afforded by our Wireless Fiber-based infrastructure. Our IRUs with Williams and Metromedia Fiber will allow us to complete the intercity and selected intracity portions of this national broadband network on a rapid and cost-effective basis. In addition, our strategic relationship with Lucent substantially enhances the speed at which we can construct and expand our national network.

         Target Customers Located in "On-Net" Buildings. In the past, we entered a new market by reselling the services of the incumbent providers to our customers, intending to transfer these customers to our local broadband network once deployed. Due to our growing size and scale, we recently decided to intensify the focus of our sales and marketing efforts on customers located in buildings connected to our local broadband networks (i.e., "On-Net"). We believe these efforts will result in greater profitability as our local broadband networks continue to expand and a greater percentage of our customers are located in On-Net buildings. As part of this objective, we use unique marketing strategies to expand our customer base. One such program was our recently completed "Project Millennium," which was offered to businesses located in approximately 1,000 buildings in 13 of our existing markets. Under Project Millennium, first-time customers who signed a one-, two- or three-year service contract received up to $1,000 per month of free local phone service during the first one-third of the contract term. Based on the success of Project Millennium, we recently initiated a second phase of this marketing strategy, offering free long distance service (varying in amount corresponding to the type and amount of other services purchased) to customers that sign a three-year contract for local service prior to August 31, 1999. We also expanded this marketing initiative to cover our comprehensive set of Internet services and now offer 18 months of free Web hosting service from our state-of-the-art data centers to customers who sign up for three years of dedicated Internet access and hosting.

         Offer Attractive Pricing and Superior Customer Care. We strive to offer our customers attractive pricing and service superior to that of other telecommunications service providers. We believe our Wireless Fiber technology, integrated service offerings, network management and customer support systems enable us to offer such pricing and service. By carrying our customers' local traffic over our Wireless Fiber, instead of the more costly facilities of the incumbent local exchange carriers, we are able to provide our customers with more attractive rates. We also tailor our services to the particular needs of our customers through regular customer consultation. We monitor our network 24 hours a day through our new network operations center, allowing us to react quickly to potential service problems and ensuring that we provide our customers with reliable service. We also provide our customers with 24-hour-a-day access to our new centrally-managed customer care and support center. In addition, we are developing customer-centric operations support systems designed to allow us to track ordering, provisioning, billing, servicing and other information for each customer from a central point of access.

         Provide Integrated Voice and Data Telecommunications and Information Services. We offer a full range of basic and enhanced voice and data services. We believe that the customers we target typically prefer to purchase their voice and data communications services together as a single package from a single provider. We also believe that the ability to package business information, entertainment and other content and services with telecommunications services will become an increasingly important factor in the business customer's decision to select or retain a telecommunications provider. Accordingly, we seek opportunities to expand our information and content assets and services which we believe will enhance the marketing of our telecommunications services and the value we provide our customers.

Recent Developments

         We recently have experienced several important developments in the rollout of our business. These developments are briefly described below.

         Introduction of OC-3 Services

         In June 1999, we launched OC-3 (155 Mbps) point-to-point service, making us the first U.S. communications company to offer fixed wireless broadband OC-3 service to its customers. This offering delivers ATM, SONET and Fast Ethernet traffic using our Wireless Fiber services. This service is designed to support high-capacity data, Internet and video applications, as well as traditional voice services, and can be integrated into WANs, metropolitan area networks and corporate campus environments, providing connectivity for private networks.

         Conversion of $122.3 Million of Debt into Equity


         In June 1999, all of our 14% convertible senior subordinated discount notes due in 2005 automatically converted into shares of our common stock (the "Debt Conversion"). At the time of the Debt Conversion, these notes, which were originally sold in October 1995, had an aggregate accreted value of approximately $122.3 million. They converted into approximately 5.9 million shares of our common stock at the fixed conversion rate of $20.625 per share. If the notes had remained outstanding to maturity, they would have accreted to an aggregate value of $147.1 million, which could have been converted into approximately 7.1 million shares of common stock. The Debt Conversion strengthens our balance sheet and reduces our interest expense.


         Syndication of Portion of Lucent Borrowings

         During the six months ended June 30, 1999, we incurred approximately $285.2 million in indebtedness under our financing agreement with Lucent. As of June 30, 1999, the total amount outstanding under the Lucent financing agreement was approximately $362.7 million. Under the terms of this five year agreement, Lucent will provide up to $2.0 billion to finance the purchase of equipment and related services, not to exceed $500.0 million at any one time held by Lucent. In July 1999, a commercial bank purchased from Lucent, for syndication, $350.0 million of WinStar's borrowings under the financing agreement, thereby creating additional availability in such amount.

         Procurement of Accounts Receivable Financing


         In June 1999, we completed a $35.0 million accounts receivable securitization financing arrangement. Under this financing, we may borrow up to the lesser of the maximum amount of the facility (which has been initially set at $25.0 million, increasing to $35.0 million when certain conditions are met) and the amount determined under a borrowing base formula. Borrowings under this facility will bear interest at the London Inter-Bank Offered Rate ("LIBOR"), plus 1.5%. As of June 30, 1999, the Company had no outstanding balance under this facility.

         Rollout of Initial International Services

         In February 1999, we completed the purchase of a 95% equity interest in a company holding a license for 38 GHz spectrum in Argentina. The license obtained through this purchase covers all of Argentina, including Buenos Aires, which is one of Latin America's major business markets and the eighth largest market outside the United States. We intend to initiate service in Buenos Aires during the fourth quarter of 1999.

         In February 1999, KDD WinStar Corporation, a joint venture formed by us, KDD Corporation and Sumitomo Corporation, was awarded a license for 38 GHz spectrum in Japan. This license covers several cities, including Tokyo and Osaka, the top two Japanese markets targeted by us. This award came at no cost to the joint venture, of which we own 35%. In June 1999, KDD WinStar began to offer businesses in Japan a wide range of competitively priced communications services, including local and international frame relay, ATM, high-speed Internet access and private line services. In addition, KDD WinStar has begun to provide high-speed connectivity for an Internet service provider based in Tokyo. KDD WinStar's services are being provided over a wireless broadband network, utilizing 22 GHz and 38 GHz spectrum.

         In May 1999, we introduced our wireless broadband services in Amsterdam, offering a wide range of competitively priced communications services, including local and international frame relay, ATM, high speed Internet access and private line services. These services are provided over our wireless broadband network, utilizing 38 GHz spectrum.

         Office.com Venture with CBS

         In June 1999, we sold to CBS Corporation a 331/3% equity stake in Office.com. Office.com is our branded Internet portal that provides small- and medium-sized business users with access to an electronic community of other small- and medium-sized businesses. Through Office.com, users will interact, communicate and transact business with customers, colleagues, suppliers and competitors. Users also will have access to a comprehensive source of business information and content, as well as e-commerce and communications tools and services.

         We launched the initial phase of Office.com in August 1998, supplying editorial content and business tools to Yahoo! Small Business. The full-scale launch of Office.com is scheduled for the fourth quarter of 1999.

         In exchange for its equity position, CBS will provide Office.com with $42 million of promotion and advertising over a term of six years across the full range of CBS' media properties, as well as those of its subsidiary, Infinity Broadcasting Corporation. We also will be able to access the sales force of CBS PLUS, the CBS cross-media sales group, in connection with the promotion and marketing of Office.com.

         Sale of Series F Preferred Stock


         In June 1999, we consummated a private placement ("June 1999 Private Placement") in which we sold 300,000 shares of our Series F preferred stock to certain institutional investors for an aggregate purchase price of $300 million, less customary discounts and expenses, for net proceeds of approximately $290.9 million. These purchasers then resold all or a portion of the Series F preferred stock to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act of 1933.


         In connection with the June 1999 Private Placement, we entered into a registration rights agreement pursuant to which we are obligated to file the registration statement of which this Prospectus forms a part, under the Securities Act, registering the resale of the Series F preferred stock and dividend shares and the issuance of the conversion shares. We agreed to use our best efforts to have such registration statement declared effective on or prior to November 15, 1999. If such registration statement is not declared effective on or prior to November 15, 1999, the dividend rate on the Series F preferred stock increases to 9 1/4% per annum until the default under the registration rights agreement is cured.

Corporate Information

         WinStar was incorporated under the laws of the State of Delaware in September 1990. Our principal office is located at 230 Park Avenue, New York, New York 10169 and our telephone number is (212) 584-4000.


                                  Risk Factors

         See "Risk Factors" commencing on page 13 hereof for a discussion of certain risks that should be considered in connection with an investment in our Series F preferred stock and our common stock.

                          Summary Financial Information

         The summary historical financial data presented below for the years ended December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements incorporated by reference into this Prospectus. The summary historical financial data for the six months ended June 30, 1998 and 1999 have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this Prospectus. In our opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist of only normal recurring accrual adjustments, necessary for a fair presentation of the results of operations for the periods presented. The summary as adjusted data presented below for the year ended December 31, 1998 ^ and for the six months ended June 30, 1999 have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this Prospectus. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial statements and summary data do not purport to represent what our results of operations would actually have been had the March 1998 Financing Transactions (as defined) and the June 1999 Private Placement in fact occurred on the dates discussed in footnotes (a) through (c) below, or to project our results of operations or financial condition for any future period or date. The financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed consolidated financial statements included elsewhere in this Prospectus and the consolidated and condensed consolidated financial statements incorporated by reference into this Prospectus from our Annual Report on Form 10-K and Quarterly Report on Form 10-Q set forth under the "Where You Can Find More Information" section of this Prospectus.


                                          Year Ended                  Year Ended              Six            Six Months Ended
                                         December 31,             December 31, 1998          Months           June 30, 1999
                                        --------------           -------------------         Ended            --------------
                                                                                 As         June 30,                      As
                                      1996         1997         Actual      Adjusted(a)       1998         Actual     Adjusted(b)
                                      ----         ----         ------      -----------       ----         ------     -----------
                                                        (in thousands, except per share data)
Statement of Operations Data:
Operating revenues:
   Telecommunications services:
      Core.......................    $    604   $   22,653   $    141,466   $  141,466    $  51,117     $ 145,443   $   145,443
      Other......................       3,883        7,143         49,643       49,643       26,621        14,305        14,305
                                     --------   ----------   ------------   ----------    ---------     ---------   -----------
Total telecommunications services       4,487       29,796        191,109      191,109       77,738       159,748       159,748
Information services.............      14,650       41,354         53,338       53,338       24,470        24,850        24,850
                                     --------   ----------   ------------   ----------    ---------     ---------   -----------
      Total operating revenues         19,137       71,150        244,447      244,447      102,208       184,598       184,598
Operating loss:
   Telecommunications services...     (40,731)    (147,134)      (231,017)    (231,017)    (109,985)     (200,899)     (200,899)
   Information services..........      (1,409)      (4,092)       (10,167)     (10,167)         (95)       (7,773)       (7,773)
   General corporate.............     (11,373)     (27,312)       (57,225)     (57,225)     (14,114)      (17,464)      (17,464)
                                     --------   ----------   ------------   ----------    ---------     ---------   -----------
      Total operating loss.......     (53,513)    (178,538)      (298,409)    (298,409)    (124,194)     (226,136)     (226,136)
Interest expense.................     (36,748)     (77,257)      (156,599)    (167,356)     (69,105)     (101,334)     (101,334)
Interest income..................      10,515       17,577         29,758       29,758       15,185         9,980         9,980
Other income, net(c)                        -        4,719          5,500        5,500        2,500         2,000         2,000
                                     --------   ----------   ------------   ----------    ---------     ---------   -----------
Loss from continuing operations..     (79,746)    (233,499)      (419,750)    (430,507)    (175,614)     (315,490)     (315,490)
Loss from discontinued operations      (3,977)     (15,985)       (24,974)     (24,974)      (3,643)            -             -
                                     --------   ----------   ------------   ----------    ---------     ---------   -----------
Net loss.........................     (83,723)    (249,484)      (444,724)    (455,481)    (179,257)     (315,490)     (315,490)
Preferred stock dividends........           -       (5,879)       (42,968)     (67,712)     (19,485)      (24,992)      (35,367)
                                     --------   ----------   ------------   ----------    ---------     ---------   -----------
Net loss applicable to common
stockholders.....................    $(83,723)  $ (255,363)  $   (487,692)  $ (523,193)   $(198,742)    $(340,482)  $  (350,857)
                                     ========   ==========   ============   ==========    =========     =========   ===========


                                          Year Ended                  Year Ended              Six          Six Months Ended
                                         December 31,             December 31, 1998          Months           June 30, 1999
                                        --------------           -------------------         Ended           --------------
                                                                                 As         June 30,                      As
                                      1996         1997         Actual      Adjusted(a)       1998         Actual     Adjusted(b)
                                      ----         ----         ------      -----------       ----         ------     -----------
                                                        (in thousands, except per share data)

Basic and Diluted Loss per Share:
   Actual and Pro Forma:
     Loss per share from continuing
          operations.............   $   (2.86)  $   (7.20)   $  (11.96)    $  (12.70)   $    (5.27)    $   (7.23)  $     (7.42)
     Loss per share from discounted
          operations.............       (0.14)      (0.48)       (0.65)        (0.64)        (0.10)            -             -
                                    ----------  ----------   ----------    ----------   -----------    ----------  ------------

     Loss per share..............   $   (3.00)  $   (7.68)   $  (12.61)    $  (13.34)   $    (5.37)    $   (7.23)  $     (7.42)
                                    ==========  ==========   ==========    ==========   ==========     ==========  ============
     Weighted average common shares
          outstanding............      27,911      33,249       38,681        39,213        37,000        47,068        47,298
                                    ==========  ==========   ==========    ==========   ==========     ==========  ============

Other Financial Data:
Capital expenditures.............   $  46,651   $ 222,196    $ 402,206     $ 402,206    $  119,569     $ 327,995   $   327,995
Depreciation and amortization....       3,764      25,102       74,953         74,953       28,294        63,276        63,276



                                                                  June 30, 1999
                                                                  -------------
                                                                  (in thousands)

Balance Sheet Data:

Cash, cash equivalent and short-term investments.................... $  610,867

Property and equipment, net.........................................  1,140,818
Total assets........................................................  2,569,527
Current portion of long-term debt and capital lease obligations.....    141,400
Long-term debt and capital lease obligations, less current portion..  1,804,270
Total debt..........................................................  1,945,670
Series C cumulative exchangeable redeemable preferred stock.........    215,834
Series D senior cumulative convertible redeemable preferred stock...    200,000
Common and other preferred stock and additional paid-in capital.....  1,005,513
Stockholders' deficit...............................................   (141,280)


----------

(a) Gives effect to (1) a private placement in March 1998 of (A) $200.0 million of our 10% Senior Subordinated Notes Due 2008 ("March 1998 Cash-Pay Notes"), (B) $250.0 million of our 11% Senior Subordinated Deferred Interest Notes Due 2008 ("March 1998 Deferred Interest Notes" and, together with the March 1998 Cash-Pay Notes, the "1998 Notes") and
         (C) $200.0 million principal amount of our 7% Senior Cumulative Convertible Preferred Stock Due 2010 ("Series D Preferred Stock") ((A)-(C) collectively, the "March 1998 Financing Transactions") and (2) the June 1999 Private Placement, each as if they had occurred on January 1, 1998. Interest expense has been increased to include approximately $10.8 million of interest on such debt and amortization of deferred debt offering costs and other related fees for the year ended December 31, 1998, but does not include interest income earned on additional available cash.

(b) Gives effect to the June 1999 Private Placement as if it had occurred on January 1, 1999.

(c) The years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999 include a deferred income tax benefit of $2.5 million, $5.5 million, $2.5 million and $2.0 million, respectively.

                                  RISK FACTORS

         Prospective purchasers of the securities offered hereby should carefully consider the risk factors set forth below, as well as the other information appearing in or incorporated by reference into this prospectus, before making an investment in any such securities.

We have a history of losses and expect that losses will continue in the future.

         Since our inception, we have incurred significant and growing net losses and significant negative EBITDA. EBITDA means earnings, and negative EBITDA means losses, in each case before interest, income taxes, depreciation and amortization, other income (expense) and discontinued operations. Our net losses and negative EBITDA will continue to increase substantially as a result of the growth of our telecommunications business in some of our existing markets, our expansion into additional domestic and international markets and expenses relating to the servicing of our debt. We incurred net losses and negative EBITDA of approximately $83.7 million and $49.7 million, respectively, for the year ended December 31, 1996, $249.5 million and $153.4 million, respectively, for the year ended December 31, 1997, $444.7 million and $223.5 million, respectively, for the year ended December 31, 1998, $179.3 million and $95.9 million, respectively for the six months ended June 30, 1998 and $315.5 million and $162.9 million, respectively, for the six months ended June 30, 1999. We cannot assure you that we will ever achieve or, if achieved, maintain, profitability or positive EBITDA.

Our substantial level of indebtedness could adversely affect our financial health and prevent us from fulfilling our outstanding debt obligations.

         Our high level of indebtedness and other payment obligations could have important consequences for holders of our securities as well as our business in general, including:

         o        limiting our ability to obtain additional financing;

         o limiting our flexibility in planning for, or reacting to, changes in our business; and

         o placing us at a competitive disadvantage to less leveraged competitors, which could have more free cash flow to invest in their operations.

         At June 30, 1999, we had approximately $2,295.0 million of consolidated liabilities, including capitalized lease obligations and trade payables. The accrual of interest on some of this debt will place significant additional payment obligations on us. We also may need to incur additional indebtedness. We continually evaluate the financing alternatives available to us and may decide to seek additional debt financing in the near future.

In addition to our current level of indebtedness, we and our subsidiaries have the ability to incur substantially more debt. This additional debt could further exacerbate the risks described above.

         Although the agreements governing our indebtedness place certain limitations on the incurrence of additional indebtedness by us and certain of our subsidiaries, under certain circumstances we can incur substantial amounts of additional indebtedness. For example, we may be able to borrow up to $2.0 billion under our Lucent credit agreement and engage in other equipment financings, all of which will be secured by equipment and will be senior to the Series F preferred stock. At June 30, 1999, we had borrowed $362.7 million under this financing agreement. Additionally, the agreements governing our indebtedness do not limit the amount of debt that our New Media or certain other subsidiaries may incur. If we or our subsidiaries incur additional debt, the related risks discussed above could intensify.

We will require a significant amount of cash to service our indebtedness and outstanding preferred stock. Our ability to generate cash depends on many factors, some of which are beyond our control.

         A substantial portion of our indebtedness requires cash interest payments commencing in 2001 and will begin to mature in 2004. In addition, certain of our preferred stock may require mandatory redemption payments in cash. We may not have sufficient cash flow to make these payments. If we are unable to make the required payments, we may be in default under the terms of substantially all of our outstanding indebtedness and certain of our preferred stock. Also, under certain circumstances, holders of such indebtedness may be able to accelerate payments owed them under such indebtedness. In this event, it is unlikely that all of our obligations would be paid in full. We expect that we will need to refinance certain of our indebtedness on or prior to maturity. However, our ability to obtain any such additional financing may be limited by our financial condition, our operating results or the condition of the financial markets. We cannot assure you that we will be able to refinance these obligations or, if refinanced, what the terms of such refinancing will be.

We require significant capital to expand our operations and make acquisitions.

         The expansion of our telecommunications operations domestically and abroad and the continued funding of operating expenses require substantial capital investment. Additionally, as part of our strategy, we may seek to acquire complementary assets or businesses (including additional spectrum licenses), which also could require substantial capital investment. Under our current business plan, we plan to spend approximately $600.0 million in 1999 for capital equipment. We anticipate, based on this plan and related assumptions (including an assumption of full availability of the $2.0 billion under our Lucent credit agreement), that our existing financial resources, payments to be received from Williams and additional accounts receivable and equipment financings that we intend to seek, will be sufficient to fund our operations and capital requirements for approximately 18 to 24 months from the date of this prospectus. We may be required to seek additional sources of capital sooner than we anticipate if:

         o        our operating assumptions change or prove to be inaccurate;

         o less than $2.0 billion becomes available under the Lucent credit agreement;

         o we fail to secure additional equipment and accounts receivable financing;

         o we consummate any acquisitions of significant businesses or assets (including spectrum licenses); or

         o        we further accelerate our plan and enter markets more rapidly.

         We continually evaluate the financing alternatives available to us and may decide to seek additional financing in the future. We cannot assure you that additional financing would be available or, if available, that we would be able to obtain it on acceptable terms.

Our quarterly results of operations are not always indicative of our results of operations for the full year or otherwise.

         Our quarterly results of operations may vary significantly, depending on factors such as timing of substantial capacity sales, the purchase of intercity or intracity fiber backbones (in place of temporary leased circuits), the acquisition of additional businesses or the reduction of vendor costs through the renegotiation of term contracts or receipt of refunds or credits resulting from volume or performance standards. Accordingly, results of operations for any quarter are not necessarily indicative of the results of operations for a full year or otherwise.

We are subject to extensive federal and state laws, rules and regulations. These laws, rules and regulations could change at any time in an unpredictable manner.

         The telecommunications services business is highly regulated domestically at the federal, state and local levels, and abroad by foreign governments. Our continued ability to acquire and maintain wireless licenses, which are extremely important to our success, is also subject to extensive regulation. This regulatory environment directly affects the breadth of services we are able to offer, the rates, terms and conditions of those services and the rates, terms and conditions of necessary underlying services we must secure from other telecommunications providers. We also are affected indirectly by such regulatory environment's effect on companies that offer competing services. This regulatory environment is subject to continual change as a result of new legislation, regulations adopted from time to time by applicable regulatory authorities and judicial interpretation of these laws and regulations. We are not able to predict the extent to which any such change in the regulatory environment would affect our business. We cannot assure you that changes in legislation, regulations and interpretations would not have a significant adverse impact on our ability to operate and achieve our business objectives.

We operate our business in a highly competitive industry. Many of our competitors are better established and have significantly more resources.

         We face strong competition in each of the telecommunications markets where we operate. Competitors include regional, national and global companies. Moreover, the growing consolidation of telecommunications companies and formation of strategic alliances within the telecommunications industry could give rise to significant new or stronger competitors. Most of our competitors are well-established and have larger and better developed networks and systems, longer-standing relationships with customers and suppliers, greater name recognition and significantly greater financial, technical and marketing resources. Many of these companies have the ability to subsidize competing services with revenues from a variety of their other services. As competition increases in domestic and international telecommunications markets, we anticipate a significant increase in general pricing pressures. We have not obtained significant market share in any of the markets where we offer services, nor do we expect to do so given the size of these markets, the intense competition in these markets and the diversity of customer requirements. We cannot assure you that we will be able to compete effectively in any of our markets.

         The industry in which our new media subsidiaries operate is also very competitive. The new media industry consists of a large number of entities producing, owning or controlling news, sports, entertainment, educational and informational content and services (including on-line computer services), telecommunications companies, television broadcast companies, sports franchises, film and television studios, record companies, newspaper and magazine publishing companies and universities. Competition is intense for timely and highly marketable or usable information and entertainment content. Almost all of the entities with which our new media subsidiaries compete have significantly greater presence in the various media markets and greater resources, including existing content libraries, financial resources, personnel and existing production and distribution channels. We cannot assure you that we will be able to compete successfully in the emerging new media industry.

Our rapid growth will place a significant strain on us. Many factors will affect our ability to manage our future growth.

         We are pursuing a strategy of aggressive and rapid growth, including the accelerated rollout of our telecommunications services, acquisitions of businesses and assets (including additional spectrum licenses) and the hiring of additional management and technical and marketing personnel, all of which will result in higher capital expenditures and operating expenses. Our rapid growth has in the past placed, and may in the future place, a significant strain on our business resources. Our ability to manage future growth will depend upon our ability to:

         o manage the simultaneous implementation of our plan in multiple markets in varying stages of development;

         o cope with both predictable and unforseen problems associated with being a relatively new entrant in a rapidly evolving industry;

         o effectively monitor our operations so as to control costs and maintain effective quality controls; and

         o significantly expand our internal management, technical, information and accounting systems.

         Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our business could have an adverse effect on our business, financial condition, results of operations, the value of our securities (including the Series F preferred stock) or our subsidiaries' abilities to make principal and interest payments on outstanding indebtedness or dividends or distributions on our common and preferred stock, including the Series F preferred stock.

         As part of our strategy, we may acquire complementary assets or businesses. The pursuit of acquisition opportunities will place significant demands on the time and attention of our senior management and will involve considerable financial and other costs with respect to identifying and investigating acquisition candidates, negotiating acquisition agreements and integrating the acquired businesses with our existing operations. Employees and customers of acquired businesses may sever their relationships with these businesses during or after such an acquisition. We cannot assure you that we will be able to successfully consummate any acquisitions or integrate any business or assets which we may acquire.

We plan on entering additional foreign markets. We will be subject to many additional risks as we seek to enter such markets and as they become operational.

         We are expanding the offering of our telecommunications services into parts of Europe, Asia and South America. Certain risks inherent in our seeking to enter foreign markets and doing business within such markets include:

         o regulatory limitations delaying, restricting or prohibiting us from providing our services, including the inability to acquire spectrum rights or other licenses;

         o        difficulties in staffing and managing our foreign operations;

         o unanticipated changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

         o limitations on our flexibility in structuring our foreign investments imposed by the agreements governing our outstanding indebtedness;

         o longer payment cycles and problems in collecting accounts receivable;

         o        political risks;

         o        fluctuations in exchange rates of international currencies;
                  and

         o potentially adverse tax consequences resulting from operating in multiple countries with different laws and regulations.

         Furthermore, the international rates charged to customers are likely to decrease in the future for many reasons, including increased competition among existing and new carriers and additional strategic alliances or joint ventures among large international carriers. This pricing pressure is likely to have a significant impact upon the profitability of our operations abroad. We cannot assure you that we will be successful in overcoming these or other risks associated with our international expansion.

We must obtain access rights to buildings on which we wish to place our antennas. Furthermore, our Wireless Fiber services operate by linking these antennas via a wireless signal, but there is a limit on how far any two of our linked antennas can be apart.

         We must obtain rights to access each building or structure where our antennas will be placed. We will not be able to implement our expansion at the rate currently planned if we do not obtain these access rights in a timely manner. We seek to prequalify and obtain rights to buildings required to service potential customers in our licensed areas in advance of anticipated orders. Our prequalification activities may require the payment of option fees to the owners of buildings. We cannot assure you that we will be successful in obtaining the access rights necessary to expand our Wireless Fiber services as planned or in obtaining any construction, zoning, franchises or other governmental permits that may be necessary for us to provide Wireless Fiber service to our customers at reasonable costs or on favorable terms, or at all. Further, we cannot assure you that we will receive orders for Wireless Fiber services which allow us to utilize access rights we do obtain.

         In addition, we may be required to use additional antennas in certain circumstances, which may render the use of Wireless Fiber uneconomical for the provision of our services to certain buildings. Characteristics of Wireless Fiber that may require us to use additional antennas include the following:

         o Wireless Fiber services require an unobstructed line of sight between two linked antennas. Accordingly, the establishment of Wireless Fiber services may require additional antennas to avoid obstacles (such as buildings).

         o The maximum allowable distance between any two corresponding antennas is five miles (although we generally maintain distances of less than two miles, or shorter distances in certain areas, to meet our internal performance standards). Accordingly, additional antennas are required to cover distances in excess of optimal performance distances.

         o Weather conditions, such as rainfall intensity and raindrop size, can adversely impact transmission quality at standard optimal performance distances and may necessitate shorter distances between antennas to maintain desired transmission quality. Accordingly, in areas frequently experiencing such weather conditions, we may be required to use additional antennas to cover required distances.

         Where additional antennas are required, we must also obtain corresponding roof rights, which can be a time-consuming and costly undertaking.

As fixed wireless telecommunications services are not yet widely used, we are uncertain how successful we will be in marketing our Wireless Fiber services.

         The provision of fixed wireless telecommunications services over 38 GHz and 28 GHz spectrum is an emerging sector of the telecommunications industry and has not yet been widely accepted. Historically, this sector has been associated with the reputation of previous microwave radio technologies for unreliability and lack of security. We have not yet obtained a significant market share in any of the licensed areas where we offer our Wireless Fiber services, although we have been marketing them since December 1994. We cannot assure you that a substantial market will develop for fixed wireless telecommunications services or that we will be able to successfully market our Wireless Fiber services.

We must respond to the rapid changes in technology, services and standards which characterize our industry.

         The telecommunications and related technology industries are subject to rapid technological change, frequent new service introductions and evolving industry standards. We believe that our future success will depend largely on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet evolving standards. We cannot predict the extent to which competitors using existing or currently undeployed methods of delivery of telecommunications services will compete with our Wireless Fiber services. Furthermore, we cannot be certain that existing, proposed or as yet undeveloped technologies will not render 38 GHz-based (and other spectrum-based) systems less profitable or less viable. There are several existing and evolving technologies, including coaxial cable, unlicensed spectrum and digital subscriber line technology, that allow broadband transmission over existing copper lines. We cannot assure you that we will have the resources to acquire new technologies or to introduce new services that could compete with future technologies or that equipment held in our inventory will not be rendered obsolete.

We rely in large part on third parties with whom we have business arrangements. Our success depends on the abilities of these parties to provide reliable services to us.

         To operate our growing business, we have negotiated business arrangements with unrelated third parties. The failure of any of these third parties to perform under their respective agreements or the termination or discontinuance of any of these agreements could have an adverse effect on our results of operations or our ability to service our customers. Examples of these arrangements include:

         o Our use of the facilities of incumbent local exchange carriers, fiber providers, such as Williams and Metromedia Fiber, and major long distance companies to carry some or all of our customers' traffic.

         o Our use of third parties to market our Wireless Fiber services and maintain our operational systems.

         o Our agreement with Lucent to provide extensive services in connection with the buildout of our broadband network. Our expansion and the buildout of our network could be delayed if Lucent does not adequately perform these services or if we are required to find an alternative to Lucent.

The agreements governing our indebtedness and preferred stock impose significant restrictions on our business and financing activities.


         The agreements and other instruments governing our indebtedness and certain of our preferred stock impose significant operating and financial restrictions on us, including certain limitations on our ability to incur additional indebtedness, create liens on our assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Our failure to comply with any such restrictions could limit the availability of borrowings or result in a default under the terms of our indebtedness. Moreover, these restrictions could limit our ability to engage in certain business transactions which we may wish to consummate, including joint ventures or similar arrangements with foreign partners in connection with our expansion abroad. Our inability to consummate any such transaction could have an adverse effect on our operations, the value of our securities, including the Series F preferred stock, or on our subsidiaries' abilities to make principal and interest payments on outstanding indebtedness or dividends or distributions on our common and preferred stock.


We must hire and retain qualified personnel to operate our growing business and competition for these employees is intense.

         We believe that our growth and future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. The failure to recruit additional qualified personnel in the future could significantly impede our ability to expand our business domestically and abroad, to complete the integration of acquired businesses or to otherwise implement our strategy. Largely due to deregulation and the significant increase in the number of companies providing telecommunications services, competition for qualified personnel in the telecommunications industry is intense. We cannot assure you that we will be able to hire or retain necessary personnel.

Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, or not recognize the date at all, which could result in major system failures or miscalculations.

         We are currently addressing the issue of whether or to what extent our systems will be vulnerable to potential errors and failures as a result of the "Year 2000" problem, which is the result of certain computer programs being written using two digits, rather than four digits, to define the applicable year. Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, or not recognize the date at all, which could result in major system failures or miscalculations. If we or our suppliers or vendors experience Year 2000 problems, these problems could adversely impact our ability to service our customers or otherwise carry on our business, including causing interruptions in the operation of our network, traffic data, customer order processing and provisioning systems, customer billing and invoicing and data interfaces to and from these systems.

         We believe that our exposure to the Year 2000 problem, as it relates to our internal systems, is somewhat limited by the fact that substantially all of our existing systems have been purchased or replaced since 1996 or are currently under development. Notwithstanding this belief, we are working aggressively to identify and remediate potential Year 2000 problems in all of our new and existing mission-critical and business-critical systems and applications, including those supplied by third party vendors. Although we expect to have identified and remediated all Year 2000 problems in our internal systems prior to the end of 1999, if any significant Year 2000 problems in these systems or those of our suppliers or vendors are not uncovered or are not remediated in a timely manner, significant failures of these functions could occur and could have adverse consequences for our operations.

Emissions from our antennas may be a health risk.

         The use of wireless equipment, such as antennas, has been alleged to pose health risks due to radio frequency emissions. Any allegations of health risks, if proven, could result in liability on our part. In addition, we could be required to reduce power in our transmissions or otherwise change the way we operate in order to reduce emissions to acceptable levels. Any of these results could reduce public acceptance of wireless systems and adversely affect our financial condition or results of operations. The FCC recently adopted new guidelines and methods for evaluating the environmental effects of such emissions from FCC-regulated transmitters, including wireless antennas. The updated guidelines and methods generally are more stringent than those previously in effect. We expect that all of our equipment and operations will comply with applicable FCC guidelines.

Certain provisions of our certificate of incorporation could have effects that conflict with the interests of our stockholders.

         Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. For example, our certificate of incorporation allows us to issue preferred stock without stockholder approval. We also have adopted a rights plan that grants certain of our stockholders the right to buy shares of preferred stock if a person acquires 10% or more of our outstanding common stock. Any such issuances of preferred stock could make it more difficult for a third party to acquire us.

We are restricted from paying cash dividends and from redeeming the Series F preferred stock. We also could be prevented from paying dividends in shares of our common stock.

         The terms of the instruments governing our indebtedness and certain of our preferred stock restrict our ability to pay cash dividends and to redeem the Series F preferred stock. Our ability to pay cash dividends and redeem our Series F preferred stock will depend on our meeting certain financial criteria, which in turn will require significant improvements in the Company's EBITDA and consolidated net worth. Even if the terms of the instruments governing our indebtedness and preferred stock allow us to pay cash dividends and to redeem the Series F preferred stock, we can make such payments only from our "surplus" (the excess of our total assets over the sum of our liabilities plus the par value of our outstanding capital stock) and we cannot assure you that we will have any surplus. Moreover, without surplus, we cannot pay dividends in shares of our common stock.

Our ability to issue senior preferred stock in the future could adversely affect the rights of holders of Series F preferred stock and our common stock.

         We are authorized to issue preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. In certain instances, a series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights senior to the Series F preferred stock, and in all instances, senior to our common stock. The future issuance of preferred stock could effectively diminish or supersede the dividends and liquidation preferences of the Series F preferred stock and adversely affect our common stock.

The exercise or conversion of our outstanding options, warrants and other convertible securities into common stock will dilute the percentage ownership of our stockholders. The sale of such common stock in the open market could adversely affect the market price of our common stock.

         As of August 25, 1999, there were outstanding options and warrants to purchase approximately 17,954,000 shares of our common stock and more options will be granted in the future under our employee benefit plans. Additionally, certain of our outstanding securities, including the Series F preferred stock, are currently convertible into approximately 13,465,000 shares of our common stock. Substantially all of the shares of common stock underlying such securities are or will be registered for resale under the Securities Act. The exercise or conversion of outstanding stock options, warrants or other convertible securities will dilute the percentage ownership of our other stockholders. In addition, any sales in the public market of shares of our common stock issuable upon the exercise or conversion of such stock options, warrants or convertible securities, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock.

The sale of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

         Substantially all of our currently outstanding shares of common stock have been registered for sale under the Securities Act, are eligible for sale under an exemption from the registration requirements or are subject to registration rights pursuant to which holders may require us to register such shares in the future. Sales or the expectation of sales of a substantial number of shares of our common stock in the public market could adversely affect the prevailing market price of our common stock.

Your right to receive liquidation and dividend payments on the Series F preferred stock is junior to our existing and future senior indebtedness and to all of the liabilities of our subsidiaries.

         Our obligations with respect to the Series F preferred stock do not constitute indebtedness for borrowed money and with respect to liquidation and dividend payments rank:

         o junior to all present and future indebtedness and other payment obligations of ours and of our subsidiaries and all future Senior Stock (as defined);

         o on parity with our Series C preferred stock, Series D preferred stock and all future capital stock designated as on parity; and

         o senior to our Series A preferred stock, Series E preferred stock and all classes of common stock.


Further, the claims of creditors of our subsidiaries will be effectively senior to all payments, including liquidation and dividend payments on the Series F preferred stock. As of June 30, 1999, we had approximately $2,295.0 million of indebtedness and other liabilities (including capitalized lease obligations and trade payables of our subsidiaries) ^, all of which are senior in right of payment to the Series F preferred stock. We currently have no senior stock outstanding. In the event of our bankruptcy, liquidation or reorganization, our assets will be available to pay obligations on the Series F preferred stock only after all of our indebtedness and all Senior Stock, if any, has been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the Series F preferred stock then outstanding and any preferred stock ranking on parity with the Series F preferred stock.


Because we are a holding company, we have no significant assets other than stock of our subsidiaries and the proceeds generated from sales of our securities. Once these proceeds are spent, we will depend on our subsidiaries to generate the funds needed to operate our business.

         We are a holding company with no business operations. Our only material assets consist of the stock of our subsidiaries and the proceeds raised from the sale of our equity and debt securities, all of which we have loaned or contributed, or intend to loan or contribute, to our subsidiaries. We will have to rely upon dividends and other payments from our subsidiaries to generate the funds necessary to repurchase the Series F preferred stock or make cash dividend payments, if any. Our subsidiaries, however, are legally distinct from us and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Series F preferred stock or to make funds available for these payments. Our subsidiaries have not guaranteed the Series F preferred stock. The ability of our subsidiaries to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiaries' indebtedness and applicable state laws.

We cannot assure you that an active trading market will develop for the Series F preferred stock.

         We have been informed by the initial purchasers of the Series F preferred stock in the June 1999 Private Placement that they intend to make a market in the Series F preferred stock; however, they are not obligated to do so and may cease their market-making activities at any time. In addition, the liquidity of any trading market in the Series F preferred stock, and the market price quoted for the Series F preferred stock, may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop or be maintained for the Series F preferred stock.

Restrictions applicable to the conversion shares and the dividend shares.

         With respect to shares of Series F preferred stock that are "restricted securities" on a record date for the payment of dividends or issuance of conversion shares, the dividend shares and the conversion shares issued thereon will also be treated as "restricted securities" as defined in Rule 144, will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement (such as the registration statement of which this prospectus forms a part) or an exemption from registration. All the conversion shares and dividend shares issued with respect to restricted shares of Series F preferred stock will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. Certificates for such dividend share will be mailed or made available at the office of the transfer agent for the Series F preferred stock on or as soon as possible after the relevant dividend payment date to those beneficial holders of Series F preferred stock shown on the records of the Depositary at the close of business on the relevant record date. As a result of the requirement for the physical delivery of such dividend shares, holders who have not made arrangements with the Depositary, the transfer agent and WinStar prior to a dividend payment date for the delivery of the physical certificates on such dividend payment date may not receive physical delivery until several days after the dividend payment date. See "Description of the Series F Preferred Stock-Registration Rights." With respect to shares of Series F preferred stock that are no longer "restricted securities" on a record date for the payment of dividends or on a conversion date, either as a result of a resale of the Series F preferred stock pursuant to the registration statement or otherwise, all dividend shares distributed on the related dividend payment date and all conversion shares on the conversion date will be freely transferable without restriction under the Securities Act (other than by affiliates), and such shares will be eligible for receipt in global form through the facilities of the Depositary.

Certain tax considerations relating to the Series F preferred stock.

         Distributions on the Series F preferred stock will be taxable for United States federal income tax purposes as ordinary dividend income (and eligible for the dividends-received deduction for certain United States corporate holders) only to the extent paid out of our current or accumulated earnings and profits as determined for federal income tax purposes and otherwise will be treated in the manner described under "Certain United States Federal Income Tax Considerations-Tax Considerations for U.S. Holders of Series F preferred stock-Distributions in General." However, we do not currently have any current or accumulated earnings and profits and cannot accurately predict at what point we will have current or accumulated earnings and profits. Absent current or accumulated earnings and profits, we anticipate that distributions on the Series F preferred stock will constitute tax-free returns of capital to the extent of the holder's tax basis in the Series F preferred stock and thereafter capital gain and will not be eligible for the dividends-received deduction.

         In the case of a distribution on the Series F preferred stock that is paid in the form of shares of common stock, the fair market value of the distributed shares on the distribution date will be taxable for United States federal income tax purposes in the same manner as a cash distribution on the distribution date notwithstanding that the cash deemed attributable to such distribution will not be received by the holder until such holder disposes of such stock at a later time. In addition, the amount realized in connection with such disposition may differ from the amount of cash deemed attributable to such aforementioned distribution. See "Certain United States Federal Income Tax Considerations."

The market price of our common stock has fluctuated significantly, sometimes in a manner unrelated to our performance.

         The market price of our common stock could vary widely in response to various factors and events, including:

         o the number of shares of our common stock being sold and purchased in the marketplace;

         o        variations in our operating results;

         o        press reports;

         o        regulation and industry trends;

         o rumors of significant events which can circulate quickly in the marketplace, particularly over the Internet; and

         o the difference between our actual results and the results expected by investors and analysts.

         Since our common stock has been publicly traded, its market price has fluctuated over a wide range and we expect it to continue to do so in the future. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies, particularly telecommunications and technology companies. These broad market fluctuations also may adversely affect the market price of our common stock. We cannot assure you that the market price of the common stock will exceed the effective conversion price of the Series F preferred stock.

                           PRICE RANGE OF COMMON STOCK

         Our common stock has been quoted on the Nasdaq National Market since June 1994 under the symbol "WCII."

         The following table sets forth, for the fiscal periods indicated, the high and low last sale prices of our common stock as reported on the Nasdaq National Market. The quotes represent "inter-dealer" prices without adjustment or mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

Period Ended                                      High              Low
------------                                      ----              ---

March 31, 1997                                  $20.25             $11.63
June 30, 1997                                    14.63              10.13
September 30, 1997                               19.19              14.25
December 31, 1997                                29.25              21.25
March 31, 1998                                   44.81              24.63
June 30, 1998                                    47.38              36.63
September 30, 1998                               41.75              18.25
December 31, 1998                                39.00              13.00
March 31, 1999                                   44.44              29.75
June 30, 1999                                    59.00              37.00
July 1, 1999 through August 25, 1999             62.44              43.25

         The last sale price of our common stock on August 25, 1999 was $53.00 per share. As of August 25, 1999, 54,760,789 shares of our common stock were held by more than 1,000 beneficial holders.

                                 DIVIDEND POLICY

         We never have paid any dividends on our common stock and we do not intend to pay any dividends in the foreseeable future. In addition, the terms of the instruments governing our indebtedness and preferred stock restrict our ability to pay cash dividends. We intend to retain our cash for the continued expansion of our business.

                                 CAPITALIZATION

         The following table sets forth our cash and capitalization as of June 30, 1999 and should be read in conjunction with the consolidated and condensed consolidated financial statements incorporated by reference into this Prospectus.



                                                                                       (in thousands,
                                                                                      except share data)
                                                                                  ----------------------

Cash, cash equivalents and short-term investments..............................   $              610,867
                                                                                  ======================
Long term debt and capital lease obligations:

      12 1/2% Guaranteed Senior Secured Notes Due 2004 of WEC..................   $              200,000
      12 1/2% Guaranteed Senior Secured Notes Due 2004 of WEC II...............                   50,000
      14% Senior Discount Notes Due 2005.......................................                  247,148
      14 1/2Senior Deferred Interest Notes Due 2005............................                  137,788
      15% Senior Subordinated Deferred Interest Notes Due 2007.................                  128,672
      10% Senior Subordinated Notes Due 2008...................................                  200,000
      11% Senior Subordinated Deferred Interest Notes Due 2008.................                  286,851
      Lucent financing agreement...............................................                  362,738
      Capital lease obligations and other notes (including current portion)....                  332,473
                                                                                  ----------------------
             Total long term debt and capital lease obligations................                1,945,670
                                                                                  ----------------------

Series C 14 1/4% Senior Cumulative Exchangeable Preferred Stock Due 2007(a)....                  215,834
                                                                                  ----------------------

Series D 7% Senior Cumulative Convertible Preferred Stock Due 2010(a)..........                  200,000
                                                                                  ----------------------

Stockholders' equity (deficit):

      Series F 7 1/4% Senior Cumulative Convertible Preferred Stock, $.01
         par value, 300,000 shares authorized, 300,000 issued and outstanding..                        3
      Series A 6% Cumulative Convertible Preferred Stock, $.01 par value,
         6,000,000 shares authorized, 4,212,000 issued and outstanding(a)......                       42
      Series E Non-Redeemable Junior Convertible Preferred Stock, $.01
         par value, 75,100 shares authorized, issued and outstanding(a)........                        1
      Common stock, $.01 par value, 200,000,000 shares authorized, 54,326,000
         shares issued and outstanding(b)......................................                      543
      Additional paid-in-capital................................................               1,004,924
      Accumulated deficit.......................................................              (1,134,732)
      Accumulated other comprehensive loss......................................                 (12,061)
                                                                                 -----------------------
             Total stockholders' deficit........................................                (141,280)
                                                                                 -----------------------
                     Total capitalization....................................... $             2,220,224
                                                                                 =======================



---------------------------

(a) See "Description of Certain Indebtedness and Capital Stock--Preferred Stock" for a description of our Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and existing rights to purchase Series B Preferred Stock.

(b) Does not include (i) 837,000 shares of common stock issuable upon exercise of options granted or which may be granted under the 1992 Performance Equity Plan, (ii) 13,840,000 shares of common stock issuable upon exercise of options granted or which may be granted under the 1995 Performance Equity Plan, (iii) 8,533,000 shares of common stock issuable upon exercise of other outstanding options and warrants,
         (iv) 658,000 shares of common stock issuable under the Employee Stock Purchase Plan and (v) approximately 13,465,000 shares of common stock issuable upon conversion of our preferred stock. Also does not include shares of common stock issuable under commitments to pay approximately $1.8 million in common stock in connection with the acquisition of additional spectrum licenses. The exercise and conversion prices of a substantial majority of the foregoing are below the current market price of our common stock as of the date of this Prospectus.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of the material United States federal income tax consequences applicable to holders of our Series F preferred stock resulting from their purchase, ownership, conversion and disposition of our Series F preferred stock. This discussion is based on the Internal Revenue Code of 1986, regulations of the Treasury Department, administrative rulings and pronouncements of the IRS and judicial decisions, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to address all the United States federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies, persons that hold our Series F preferred stock or common stock as part of a straddle or conversion transaction and tax-exempt organizations.

         Except as provided below with respect to non-U.S. holders, this discussion is limited to U.S. persons who hold our Series F preferred stock and the common stock as a "capital asset" within the meaning of Section 1221 of the Code. As used in the discussion which follows, the term "U.S. Holder" means any person or entity which is (a) a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia) or (c) an estate or trust that is described in Section 7701(a) (30) of the Code, and a "Non-U.S. Holder" means any holder of the Series F preferred stock and the common stock that is not a U.S. Holder.

         Prospective holders should consult their own tax advisors as to any federal, state, local, foreign or other tax consequences to them of purchasing, owning and disposing of Series F preferred stock.

Tax Considerations for U.S. Holders of Series F Preferred Stock

         Distributions in general

         Distributions with respect to our Series F preferred stock, whether paid in cash or dividend shares, will be treated as dividends (taxable as ordinary income) to the extent of our current and accumulated earnings and profits as calculated for United States Federal income tax purposes. The amount of any distribution with respect to our Series F preferred stock will be equal to the amount of cash distributed or, in the case of a distribution in the form of common stock, the fair market value of the shares of common stock on the date of the distribution. We do not anticipate paying cash dividends on our Series F preferred stock in the foreseeable future. To the extent that the amount of a distribution with respect to our Series F preferred stock exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the holder's basis in the Series F preferred stock, and thereafter as capital gain from the sale of our Series F preferred stock (taxable as described below under "Sale, Redemption or Other Taxable Disposition of Series F preferred stock"). We do not currently have any current or accumulated earnings and profits, and cannot accurately predict when we will have earnings and profits. A holder's tax basis in dividend shares will be the fair market value of such shares on the date of the distribution. A holder's holding period for dividend shares will commence on the day following the date of distribution and will not include such holder's holding period for the shares of Series F preferred stock with respect to which the dividend shares were distributed.


         Dividends to corporate holders

         A U.S. Holder that is a corporation otherwise entitled to the dividends-received deduction as provided in Section 243 of the Code will be entitled to that deduction (generally at a 70% rate) with respect to amounts treated as dividends on the Series F preferred stock but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. In addition, the benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate holders should also consider the provisions of Sections 246(c), 246A and 1059 of the Code and Treasury Regulations promulgated thereunder, and IRS rulings and administrative pronouncements relating to such Code provisions.

         Under current law as amended by the Taxpayer Relief Act of 1997 ("TRA 1997"), Section 246(c) of the Code disallows the dividends-received deduction in its entirety if the holder does not satisfy the applicable holding period requirement for the dividend-paying stock for a period immediately before or immediately after such holder becomes entitled to receive each dividend on the stock. Section 246(c)(4) of the Code provides that a holder may not count toward this minimum holding period any period in which the holder:

         o has, among other things, an option to sell Series F preferred stock which it owns;

         o is under a contractual obligation to sell Series F preferred stock which it owns;

         o has made (and not closed) a short sale of substantially identical stock or securities, or

         o has diminished its risk of loss by holding one or more positions with respect to substantially similar or related property.

         For purposes of the second bulletpoint above, the obligation to sell upon our exercise of our option to redeem Series F preferred stock is not considered a contractual obligation to sell by a corporate holder. Under certain circumstances, Section 1059 of the Code (a) reduces the tax basis of stock by a portion of any "extraordinary dividends" that are eligible for the dividends-received deduction and (b) to the extent that the basis reduction would otherwise reduce the tax basis of the Series F preferred stock below zero, requires immediate recognition of gain, which is treated as gain from the sale or exchange of the stock. In the case of the Series F preferred stock, an "extraordinary dividend" would include any amount treated as a dividend with respect to a redemption that is not pro rata to all stockholders (or meets certain other requirements), without regard to either the relative amount of the dividend or the holder's holding period for the Series F preferred stock.

         Section 246A of the Code contains the "debt-financed portfolio stock" rules, under which the dividends-received deduction could be reduced to the extent that a holder incurs indebtedness directly attributable to its investment in the Series F preferred stock.

         Receipt of conversion shares upon conversion of the Series F preferred stock

         Gain or loss will not be recognized by a holder upon the conversion of the Series F preferred stock into conversion shares if no cash is received. A holder who receives cash in lieu of a fractional share of common stock will in general be treated as having received such fractional share and having exchanged it for cash in a redemption, which would be treated in the manner described under "Sale, Redemption or other Taxable Disposition of the Series F preferred stock." As discussed therein, a holder who cannot qualify for sale or exchange treatment under the rules applicable to redemptions will generally be taxable on the cash received in lieu of a fractional share as a distribution described in "Distributions in General" above.

         Generally, a holder's basis in the conversion shares will equal the adjusted tax basis of the converted Series F preferred stock (other than the portion of such Series F preferred stock, the conversion of which resulted in the recognition of gain or loss due to the receipt of cash in lieu of fractional shares). The holding period of such conversion shares will include the holding period of the converted Series F preferred stock.

         Adjustment of conversion ratio in respect of Series F preferred stock

         Adjustments to the conversion ratio to take into account a stock dividend or stock split will not be taxable. However, an adjustment to the conversion ratio to reflect our issuance of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of common stock (an "Adjustment") may result in constructive distributions to the holders of the Series F preferred stock. The amount of any such constructive distribution would be the fair market value on the date of the Adjustment of the number of shares of common stock which, if actually distributed to holders of Series F preferred stock, would produce the same increase in the proportionate interests of such holders in the assets or earnings and profits of the Company as that produced by the Adjustment. The distribution would be treated in the manner described above under "Distributions in General" and "Dividends to Corporate Holders."

         Excessive redemption price

         Under Section 305 of the Code and Treasury Regulations authorized thereunder, if the redemption price of Series F preferred stock exceeds its issue price (i.e., its fair market value at its date of original issue) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distributions described above under "Distributions in General." A holder of such Series F preferred stock would be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield. It is anticipated that the mandatory redemption price of the Series F preferred stock will not exceed its issue price by more than a de minimis amount.

         Accrued dividends on the Series F preferred stock

         Any unpaid dividends on the Series F preferred stock will accrue and will be payable upon the optional or mandatory redemption of the Series F preferred stock. The tax treatment of such accruing dividends ("Accrued Dividends") is not free from doubt. Under current law, it appears that Accrued Dividends would not be treated as having been received by holders of the Series F preferred stock until such Accrued Dividends were actually paid in cash, at which time such amounts would be taxable for United States federal income tax purposes in the same manner as distributions described above under "Distributions in General." We intend to take this position and will report to the IRS on that basis.

         In addition, to the extent of available funds therefor, we will be obligated under the Certificate of Designation to declare a dividend on the Series F preferred stock prior to an optional or mandatory redemption thereof in an amount equal to any Accrued Dividends on the Series F preferred stock.

         Prospective purchasers of Series F preferred stock are urged to consult their own tax advisors as to the tax treatment of Accrued Dividends.

         Sale, redemption or other taxable disposition of the Series F preferred stock

         Upon a sale or other taxable disposition a holder generally (except upon certain redemptions as discussed below) will recognize capital gain or loss for United States Federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder's adjusted tax basis in the Series F preferred stock being disposed. Such gain or loss will be long-term capital gain or loss if the Series F preferred stock has been held by the holder for more than one year at the time of disposition.

         A holder's initial tax basis in the Series F preferred stock generally will be the price such holder paid for such Series F preferred stock.

         Gain or loss recognized by a holder on a redemption of the Series F preferred stock would be treated as a sale or exchange and therefore qualify for the treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Code by such holder, either (i) the holder's interest in our stock is completely terminated as a result of the redemption, (ii) such holder's percentage ownership of our voting stock immediately after the redemption is less than 80% of such holder's percentage ownership immediately before the redemption or (iii) the redemption is "not essentially equivalent to a dividend." Under Section 318 of the Code, a person generally will be treated as the owner of our stock owned by certain related parties or certain entities in which the person owns an interest and stock that a holder could acquire through exercise of an option. For this purpose, an option would include the conversion right under the Series F preferred stock. Whether a redemption is not essentially equivalent to a dividend depends on each holder's facts and circumstances, but in any event requires a "meaningful reduction" in such holder's equity interest in WinStar. A holder of the Series F preferred stock who sells some or all of the stock owned by it may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a holder who purchases additional shares of our stock may be required to take such shares into account in determining whether any of the foregoing conditions are satisfied.

         If none of the above conditions is satisfied to qualify for sale or exchange treatment, the entire amount of the cash (or property) received on a redemption will be treated as a distribution (without offset by the holder's tax basis in the redeemed shares), which will be treated in the same manner as distributions described above under "Distributions in General." In such case, the holder's basis in the redeemed the Series F preferred stock would be transferred to the holder's remaining shares of our stock (if any).

         If the holder does not retain any shares of our stock, but dividend treatment arises because of the constructive ownership rules, such basis will be entirely lost to the holder.

         Information reporting and backup withholding on U.S. Holders

         Information reporting and backup withholding may apply with respect to our payments of dividends on the Series F preferred stock and to certain payments of proceeds on the sale or redemption of the Series F preferred stock. Such payments will be subject to backup withholding at a rate of 31 percent unless the beneficial owner of such security furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the Series F preferred stock is sold to (or through) a "broker," the broker may be required to withhold 31 percent of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term "broker" as defined by Treasury regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

         Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's United States Federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

Tax Considerations for Non-U.S. Holders of Series F Preferred Stock

         Dividends

         Dividends paid to a Non-U.S. Holder of Series F preferred stock will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be provided by an income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident, unless (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with proper documentation or (ii) if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder. In order to claim the benefit of an applicable tax treaty rate, a Non-U.S. Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to such a United States permanent establishment, are subject to United States Federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

         Under current Treasury Regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty. However, under final Treasury Regulations issued October 6, 1997, in the case of dividends paid after December 31, 2000, a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

         A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS, provided that the required information is furnished to the IRS.

         See above "Tax Consequences to U.S. Holders of Series F preferred stock" for when distributions will be treated as dividends.

         Gain on disposition of Series F preferred stock

         A Non-U.S. Holder generally will not be subject to United States Federal income tax with respect to gain recognized on a sale or other taxable disposition of Series F preferred stock unless:

         o the gain is effectively connected with a trade or business conducted by the Non- U.S. Holder within the United States or, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non- U.S. Holder;

         o in the case of a Non-U.S. Holder who is an individual and holds the Series F preferred stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met;

         o the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates and former residents; or

         o the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such Non-U.S. Holder held the Series F preferred stock.

If we currently are, or were to become, a U.S. real property holding corporation, gains realized upon a disposition of Series F preferred stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Series F preferred stock during the shorter of the periods described above generally would not be subject to United States Federal income tax so long as the Series F preferred stock is "regularly traded" on an established securities market within the meaning of the applicable Treasury Regulation. It is not clear whether the Series F preferred stock will qualify as regularly traded for purposes of the aforementioned rule. We believe that we are not currently, and do not anticipate becoming, a "U.S. real property holding corporation" for United States Federal income tax purposes.

         If an individual Non-U.S. Holder falls under the first bulletpoint above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States Federal income tax rates. If an individual Non-U.S. Holder falls under the second bulletpoint above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of Series F preferred stock are urged to consult their tax advisors as to the tax consequences of such sale.

         If a Non-U.S. Holder that is a foreign corporation falls under the first bulletpoint above, it generally will be taxed on its net gain under regular graduated United States Federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

         No United States Federal income tax will be imposed on a Non-U.S. Holder upon receipt of conversion shares if no cash is received. "Tax Consequences to U.S. Holders of Series F preferred stock--Receipt of Common Stock Upon Conversion of the Series F preferred stock."

         Federal estate tax

         Series F preferred stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States Federal estate tax purposes) at the time of death will be included the individual's gross estate for the United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to United States Federal estate tax.

         Information reporting and backup withholding tax

         Under Treasury Regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

         United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or
(ii) under current law, dividends paid to a Non-U.S. Holder at an address outside of the United States. However, under final Treasury Regulations issued October 6, 1997, in the case of dividends paid after December 31, 2000, a Non-U.S. Holder generally would be subject to backup withholding at 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

         Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Series F preferred stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

         Payment by a United States office of a broker of the proceeds of a sale of Series F preferred stock, or the proceeds of a redemption of Series F preferred stock that are not treated as a dividend is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. Backup withholding and information reporting generally will not apply to payment of the proceeds of a sale effected at a foreign office of a broker. If, however, such broker is, for United States Federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-

U.S. Holder and certain other certification conditions are met, or (ii) the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a United States person.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder's United States Federal income tax liability, which may entitle such holder to a refund, provided the required information is furnished to the IRS.

         The foregoing summary is included herein for general information only and does not discuss all aspects of United States Federal income taxation that may be relevant to a particular purchaser or holder of Series F preferred stock in light of its particular circumstances and income tax situation. Accordingly, each purchaser or holder of the Series F preferred stock should consult with its own tax advisor as to the specific tax consequences to such purchaser or holder from the purchase, ownership and disposition of the Series F preferred stock, including the application and effect of state, local and foreign income and other tax laws.

                   DESCRIPTION OF THE SERIES F PREFERRED STOCK

         The following is a summary of certain provisions of the Certificate of Designations and the Series F preferred stock. A copy of the Certificate of Designations and the form of Series F preferred stock share certificate is available upon request to WinStar at the address set forth under "Where You Can Find More Information" on page 3. The following summary of certain provisions of the Certificate of Designations does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Certificate of Designations. The definitions of certain capitalized terms used in the following summary that are not defined herein are defined in the Certificate of Designations. As used in this section, the term "the Company" refers to WinStar Communications, Inc. and not any of its subsidiaries.

General

         We have outstanding 300,000 shares of our Series F preferred stock. The holders of the Series F preferred stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or buy other of our securities. The Series F preferred stock is eligible for trading in the PORTAL Market.

Ranking

         The Series F preferred stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks:


         o senior to all classes of common stock and to the Company's Series A preferred stock and Series E preferred stock and to each other class of Capital Stock or series of preferred stock established hereafter by the Board of Directors the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series F preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (collectively referred to, together with all classes of common stock of the Company, as "Junior Stock");



         o on a parity with the Company's Series C preferred stock and Series D preferred stock and each class of Capital Stock or series of preferred stock established hereafter by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Series F preferred stock as to dividend rights and rights of liquidation, winding-up and dissolution (collectively referred to as "Parity Stock"); and



         o junior to each class of Capital Stock or series of preferred stock established hereafter by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Series F preferred stock as to dividend rights and rights upon liquidation, winding-up and dissolution of the Company (collectively referred to as "Senior Stock").


         While any shares of Series F preferred stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series F preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up without the consent of the holders of at least 66 2/3% of the outstanding shares of Series F preferred stock. However, without the consent of any holder of Series F preferred stock, the Company may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of a stock that ranks on a parity with, or junior to, the Series F preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding-up. See "--Voting Rights."

Dividends

         Holders of shares of Series F preferred stock are entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available for payment, cumulative dividends at the rate per annum of 7 1/4% per share on the liquidation preference thereof of $1,000 per share of Series F preferred stock (equivalent to $72.50 per annum per share). Dividends on the Series F preferred stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year commencing December 15, 1999, at such annual rate and shall accrue from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the date of the original issuance of the Series F preferred stock. Each such dividend is payable to holders of record as they appear on the stock records of the Company at the close of business on the Business Day next preceding such quarterly dividend payment date. Dividends are cumulative from such date, whether or not in any dividend period or periods there are funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Series F preferred stock do not bear interest. Dividends payable on the Series F preferred stock for any period greater or less than a full quarterly dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

         Any dividend on the Series F preferred stock is, at our option, payable
(i) in cash or (ii) through the issuance of a number of dividend shares (rounded up or down to the nearest whole share) equal to the dividend amount divided by the Discounted Current Market Value (as defined below) of our common stock; provided, however, that we will not pay any dividends on the Series F preferred stock in cash prior to the date all obligations under each of the Specified Indentures (as defined below) and the Lucent credit agreement have been satisfied in full (the "Specified Debt Satisfaction Date"). With respect to shares of Series F preferred stock that are "restricted securities" as defined in Rule 144 under the Securities Act ("Rule 144") on a record date for the payment of dividends, all dividend shares distributed on the related dividend payment date in payment of dividends on the Series F preferred stock will be treated as "restricted securities," will bear a legend to such effect and are not transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such dividend shares will be issued in physical certificated form and are not eligible for receipt in global form through the facilities of the Depositary. Certificates for such dividend shares are mailed or made available at the office of the transfer agent for the Series F preferred stock on or as soon as possible after the relevant dividend payment date to those beneficial holders of Series F preferred stock shown on the records of the Depositary which are delivered to the Company at the close of business on the relevant record date. As a result of the requirement for physical delivery of such dividend shares, holders who have not made arrangements with the Depositary, the transfer agent and the Company prior to a dividend payment date for the delivery of such physical certificates on such dividend payment date may not receive such physical delivery until several days after such dividend payment date. See "--Registration Rights." With respect to shares of Series F preferred stock that are no longer "restricted securities" on a record date for the payment of dividends, either as a result of a resale of the Series F preferred stock pursuant to the Shelf Registration Statement or otherwise, all dividend shares distributed on the related dividend payment date in payment of dividends are freely transferable without restriction under the Securities Act (other than by affiliates), and such shares are eligible for receipt in global form through the facilities of the Depositary.

         Notwithstanding the foregoing, if, on any record date occurring prior to June 17, 2001 for the payment of dividends that are to be paid in dividend shares, a Shelf Registration Statement has not been declared effective or is not usable for the resale of the dividend shares to be received on the related dividend payment date, payment of such dividends will be deferred and will be paid on a subsequent payment date determined by the Company, together with dividends on the Series F preferred stock at an increased dividend rate which shall accrue from the regular dividend payment date as to which dividends were not paid until such subsequent payment date. See "--Registration Rights."

         The "Discounted Current Market Value" of our common stock with respect to a dividend payment date means the product of (x) 97% and (y) the closing bid price for the common stock as reported by the Nasdaq National Market, or the principal securities exchange or other securities market on which the common stock is then being traded, on the fourth Trading Day (as defined) preceding such dividend payment date. "Trading Day" means any day on which the common stock is traded for any period on the Nasdaq National Market (or on the principal securities exchange or other securities market on which the common stock is then being traded).

         "Specified Indentures" means each of the following: (i) the Indenture dated October 23, 1995 governing the 14% Senior Discount Notes Due 2005 of WinStar; (ii) the Indenture dated as of March 1, 1997, governing the 14 1/2% Senior Deferred Interest Notes Due 2005 of WinStar; (iii) the Indenture dated as of March 1, 1997, governing the 12 1/2% Senior Secured Notes Due 2004 of WinStar Equipment Corp.; (iv) the Indenture dated as of August 1, 1997, governing the 12 1/2% Senior Secured Notes Due 2004 of WinStar Equipment II Corp.; (v) the Indenture dated as of October 1, 1997, governing the 15% Senior Subordinated Deferred Interest Notes Due 2007 of WinStar; (vi) the Indenture dated as of March 15, 1998, governing the 10% Senior Subordinated Notes Due 2008 of WinStar;
(vii) the Indenture dated as of March 15, 1998, governing the 11% Senior Subordinated Deferred Interest Notes Due 2008 of WinStar and (viii) the Indenture to be entered into with respect to the 14 1/4% Senior Subordinated Deferred Interest Notes Due 2007 of WinStar that may be issued upon exchange for the Series C 14 1/4% Senior Cumulative Exchangeable Preferred Stock Due 2007 of WinStar.

         No dividend whatsoever will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series F preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Series F preferred stock.

         The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise, unless (A) all accrued and unpaid dividends with respect to the Series F preferred stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series F preferred stock and any Parity Stock.

         No dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been paid on the Series F preferred stock for all prior dividend periods; provided, however, if accrued dividends on the Series F preferred stock for all prior dividend periods have not been paid in full then any dividend declared for any dividend period on the Series F preferred stock and on any Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series F preferred stock and such Parity Stock.

         Notwithstanding anything herein to the contrary, the Company may declare and pay dividends on Parity Stock or Junior Stock which are payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or of Junior Stock (in the case of Junior Stock) or by the increase in the liquidation value of Parity Stock or Junior Stock, as applicable, or repurchase, redeem or otherwise acquire Junior Stock in exchange for Junior Stock and Parity Stock in exchange for Parity Stock or Junior Stock.

         The Company's ability to pay cash dividends with respect to the Series F preferred stock is limited by the terms of our outstanding indebtedness and by certain preferred stock. Even if the terms of the instruments governing our indebtedness and preferred stock allow us to pay cash dividends and to redeem the Series F preferred stock, we can make such payments only from our "surplus" (the excess of our total assets over the sum of our liabilities plus the par value of our outstanding capital stock our capital) and we cannot assure you that we will have any surplus. Moreover, without surplus, we cannot pay dividends in shares of our common stock. See "Risk Factors-We are restricted from paying cash dividends and from redeeming the Series F preferred stock. We also could be prevented from paying dividends in shares of our common stock."

Optional Redemption

         The Series F preferred stock is not redeemable at the option of the Company prior to June 24, 2002. Thereafter, each share of the Series F preferred stock will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices, payable in cash, plus accumulated and unpaid dividends, if any (including a prorated dividend for any partial dividend period).

         If redeemed during the 12-month period commencing on June 15 (or, if such date is a Saturday, Sunday or business holiday, then on the next business day immediately thereafter) of the years set forth below, the redemption prices shall be:

Period                                                        Redemption Price
------                                                        ----------------

2002.................................................            $1,018.13
2003.................................................             1,012.08
2004.................................................             1,006.04
2005 and thereafter..................................             1,000.00

         In the case of any partial optional redemption, selection of the Series F preferred stock for redemption will be made by the Company in compliance with the requirements of the principal national securities exchange, if any, on which the Series F preferred stock is listed, or if the Series F preferred stock is not listed on a national securities exchange, on a pro rata basis, by lot or such other method as the Company, in its sole discretion, shall deem fair and appropriate; provided, however, that the Company may redeem all the shares held by holders of fewer than five shares (or all of the shares held by the holders who would hold fewer than five shares as a result of such redemption) as may be determined by the Company.

         In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series F preferred stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend payment record date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series F preferred stock called for redemption.

         The Company's ability to redeem the Series F preferred stock at its option is limited by the terms of the Company's outstanding indebtedness. The Company may not be able to redeem the Series F preferred stock at its option unless it simultaneously redeems or repays such indebtedness. See "Risk Factors--We are restricted from paying cash dividends and from redeeming the Series F preferred stock. We also could be prevented from paying dividends in shares of our common stock."

Liquidation Preference

         Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, each holder of Series F preferred stock is entitled to be paid, out of the assets of the Company available for distribution to stockholders, an amount equal to the liquidation preference of $1,000 per share of Series F preferred stock held by such holder, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up before any distribution is made on any Junior Stock, including common stock of the Company. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the Series F preferred stock and all other Parity Stock are not paid in full, the holders of the Series F preferred stock and the Parity Stock will share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of shares of Series F preferred stock are not entitled to any further participation in any distribution of assets of the Company. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company nor the consolidation or merger of the Company with one or more entities shall be deemed to be a liquidation, dissolution or winding-up of the Company.

         The Certificate of Designations will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series F preferred stock even though it is substantially in excess of the par value thereof.

Voting Rights

         The holders of Series F preferred stock, except as otherwise required under Delaware law or as provided in the Certificate of Designations, are not entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Company.

         The Certificate of Designations provide that if dividends on the Series F preferred stock are in arrears and unpaid for six or more dividend periods (whether or not consecutive) then the holders of the outstanding shares of Series F preferred stock, voting together as a class with the holders of any other series of preferred stock upon which like rights have been conferred and are exercisable, will be entitled to elect to serve on the Board of Directors the lesser of (x) two additional members to the Board of Directors or (y) that number of directors constituting at least 25% of the members of the Board of Directors, and the number of members of the Board of Directors will be immediately and automatically increased by such number. Such voting rights of the Series F preferred stock will continue until such time as all dividends in arrears on the Series F preferred stock are paid in full at which time the term of any directors elected pursuant to the provisions of this paragraph (subject to the right of holders of any other preferred stock to elect such directors) shall terminate.

         The Certificate of Designations also provide that, except as expressly set forth above under "--Ranking," (a) the creation, authorization or issuance of any shares of Junior Stock, Parity Stock or Senior stock, including the designation of a series thereof within the existing class of Series F preferred stock, or (b) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, does not require the consent of the holders of Series F preferred stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of shares of Series F preferred stock.

Conversion Rights

         Shares of Series F preferred stock are convertible, in whole or in part, at any time after the issue date, at the option of the holders thereof, into conversion shares at the conversion price of $61.96, subject to adjustment as described below ("Conversion Price"). The right to convert shares of Series F preferred stock called for redemption terminates at the close of business on the relevant redemption date.

         We have the option to convert all of the shares of Series F preferred stock into conversion shares at the Conversion Price if, on or after June 24, 2002, the closing price of our common stock has equaled or exceeded 130% of the Conversion Price for at least 20 out of 30 consecutive days on which the Nasdaq National Market is open for the transaction of business.

         Conversion of shares of Series F preferred stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Initially such office will be located at 230 Park Avenue, New York, N.Y.

         Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series F preferred stock shall have been surrendered and notice (and if applicable, payment of an amount equal to the dividends payable on such shares) received by the Company as aforesaid. The Company will issue a certificate evidencing the common stock distributed upon conversion as soon as reasonably practical after the conversion date.

         With respect to any shares of Series F preferred stock that are "restricted securities" on the conversion date, the conversion shares distributed upon conversion will be treated as "restricted securities," will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such conversion shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. With respect to shares of Series F preferred stock that are no longer "restricted securities" on a conversion date, either as a result of a resale of the Series F preferred stock pursuant to the Shelf Registration Statement or otherwise, all conversion shares distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by affiliates), and such conversion shares will be eligible for receipt in global form through the facilities of the Depositary.

         Holders of shares of Series F preferred stock at the close of business on a dividend payment record date are entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following the dividend payment record date and prior to such dividend payment date. However, shares of Series F preferred stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series F preferred stock on a dividend payment record date who (or whose transferee) tenders any such shares for conversion into conversion shares on such dividend payment date will receive the dividend payable by the Company on such shares of Series F preferred stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series F preferred stock for conversion. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or the dividends on the conversion shares issued upon such conversion.

         Fractional shares of common stock need not be issued upon conversion but, in lieu thereof, the Company may pay a cash adjustment based on the current market price of the common stock on the date prior to such conversion date.

         The Conversion Price is subject to adjustment, under certain circumstances, upon the occurrence of certain events, including:

         o the payment of dividends (and other distributions) of common stock on outstanding shares of common stock;

         o the issuance to all holders of common stock of rights, warrants or options entitling them to subscribe for or purchase common stock at less than the current market price (as defined) thereof;

         o        the subdivision or combination of our common stock;

         o distributions to all holders of common stock of evidences of indebtedness of the Company, shares of capital stock, securities, cash or property (excluding any rights, warrants or options referred to in the second bulletpoint above and any dividend or distribution paid exclusively of cash to all holders of common stock in an aggregate amount that, together with (A) other all-cash distributions made within the preceding 12 months and (B) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer by the Company or a subsidiary of the common stock concluded within the preceding 12 months, exceeds 12.5% of the Company's aggregate market capitalization (such aggregate market capitalization being the product of the current market price of the common stock multiplied by the number of shares of common stock then outstanding) on the date of such distribution; and

         o the successful completion of a tender or exchange offer made by the Company or any subsidiary for the common stock which involves an aggregate consideration that, together with (X) any cash and the fair market value of other consideration payable in respect of any preceding 12 months and (Y) the aggregate amount of any all-cash distribution to all holders of the Company's common stock made within the preceding 12 months, exceeds 12.5% of the Company's aggregate market capitalization on the expiration of such tender or exchange offer.

         No adjustment of the Conversion Price is required to be made until cumulative adjustments amount to 1% or more of the Conversion Price as last adjusted.

         Notwithstanding any other provision in the preceding paragraphs to the contrary, if any Change in Control (as defined) occurs, then the Conversion Price in effect will be adjusted immediately after such Change in Control as described below. In addition, in the event of a Common Stock Change in Control (as defined), each share of the Series F preferred stock shall be convertible solely into common stock of the kind received by holders of common stock as the result of such Common Stock Change in Control.

         A "Change in Control" shall be deemed to have occurred at such time as
(i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the assets of the Company and its subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation or any transaction (including any merger or consolidation) the result of which is that any "person" (as defined above) other than William J. Rouhana, Jr., becomes the beneficial owner (as such term is defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the voting stock of the Company or (iv) the first day on which a majority of the members of the board of directors are not Continuing Directors (as defined in the Certificate of Designations).

         The term "Common Stock Change in Control" means any Change in Control in which more than 50% of the value (as determined in good faith by the Board of Directors of the Company) or the consideration received by holders of common stock consists of common stock of another company that for each of the 10 consecutive Trading Days referred to in the definition of "Applicable Price" below has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market; provided, however, that a Change in Control shall not be a Common Stock Change in Control unless either (i) the Company continues to exist after the occurrence of such Change in Control and the outstanding shares of Series F preferred stock continue to exist as outstanding shares of Series F preferred stock, or (ii) not later than the occurrence of such Change in Control, the outstanding shares of Series F preferred stock are converted into or exchanged for shares of Series F preferred stock of a corporation succeeding to the business of the Company, which convertible preferred stock has powers preferences and relative, participating, optional or other rights, and qualification, limitations and restrictions, substantially similar to those of the Series F preferred stock.

         The term "Non-Stock Change in Control" means any Change in Control other than a Common Stock Change in Control.

         The term "Applicable Price" means (i) in the event of a Non-Stock Change in Control in which the holders of the common stock receive only cash, the amount of cash received by the holder of one share of common stock and (ii) in the event of any other Non-Stock Change in Control or any Common Stock Change in Control, the average of the closing bid prices for the common stock during the 10 Trading Days prior to and including the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with such Non-Stock Change in Control or Common Stock Change in Control or, if there is no such cash, securities, property or other assets or the date upon which such Non-Stock Change in Control is deemed to have occurred, as the case may be, in each case as adjusted in good faith by the Board of Directors to appropriately reflect any of the events referred to in clauses (i) through (vi) of the sixth paragraph of this subsection.

         For purposes of calculating any adjustment to be made in the event of a Change of Control, immediately after such Change in Control:

         o in the case of a Non-Stock Change in Control, the Conversion Price will thereupon become the lower of (A) the Conversion Price in effect immediately prior to such

                  Non-Stock change in Control, but after giving effect to any other prior adjustments, and (B) the results obtained by multiplying the greater of the Applicable Price and the then applicable Reference Market Price (as defined) by a fraction of which the numerator will be $1,000.00 and the denominator will be the then current redemption price per share or, prior to June 24, 2002, an amount per share of Series F preferred stock determined by the Company in its sole discretion, after consultation with an investment banking firm, to be the equivalent of the hypothetical redemption price that would have been applicable if the Series F preferred stock had been redeemable during such period; provided, however, that if, as a result of the operation of this clause (i), the cumulative number of shares of common stock issued or issuable upon conversion of the Series F preferred stock, after giving effect to the adjustment described in this clause (i) and all prior conversions for Series F preferred stock, would exceed a number (the "Threshold Number") equal to 20% of the outstanding shares of common stock as of the issue date of the Series F preferred stock, then until and unless the Company obtains the approval of its common stockholders for the issuance of any shares of common stock in excess of the Threshold Number, the Conversion Price shall be adjusted pursuant to this clause (i) to that price that would entitle the holders of Series F preferred stock to receive in the aggregate, upon conversion for all the Series F preferred stock (including all prior conversions of Series F preferred stock), no more than the Threshold Number of shares of common stock; and

         o in the case of a Common Stock Change in Control, the Conversion Price in effect immediately prior to such Common Stock Change in Control, but after giving effect to any other prior adjustments, will thereupon be adjusted by multiplying such Conversion Price by a fraction, of which the numerator will be the Purchaser Stock Price (as defined) and the denominator will be the Applicable Price; provided, however, that in the event of a Common Stock Change in Control in which
                  (A) 100% of the value of the consideration received by a holder of common stock is common stock of the successor, acquiror or other third party (and cash, if any, is paid with respect to any fractional interests is such common stock resulting from such Common Stock Change in Control) and (B) all the common stock of the Company will have been exchanged for, converted into, or acquired for, common stock (and cash with respect to fractional interests) of the successor, acquiror or other third party, the Conversion Price in effect immediately prior to such Common Stock Change in Control will thereupon be adjusted by multiplying such Conversion Price by a fraction, of which the numerator will be one (1) and the denominator will be the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of common stock of the Company as a result of such Common Stock Change in Control.

         The foregoing Conversion Price adjustments in the event of a Non-Stock Change in Control apply in situations whereby a Change in Control not involving a change in beneficial ownership of the common stock has occurred or whereby all or substantially all of the common stock of the Company is acquired in a transaction in which 50% or less of the value received by holders of such common stock consists of common stock that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market. If the market price of the common stock of the Company immediately prior to a Non-Stock Change in Control is lower that the applicable Conversion Price then in effect, the Conversion Price will be adjusted as described in (i) above and the holders of the Series F preferred stock will be entitled to received the amount and kind of consideration that would have been received if the Series F preferred stock had been converted into common stock prior to the Non-Stock Change in Control after giving effect to such adjustment.

         The foregoing Conversion Price adjustments in the event of a Common Stock Change in Control apply in situations whereby more than 50% of the value received by holders of common stock of the Company consists of common stock of another company that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market, in which case the Series F preferred stock will become convertible into shares of common stock of the other company. If consideration for the common stock of the Company consists partly of common stock of another company and partly of other securities, cash or property, each share of Series F preferred stock will be convertible solely into a number of shares of such common stock determined so that the initial value of such shares (measured as described in the definition of Purchaser Stock Price) equals the value of the shares of common stock into which such share of Series F preferred stock was convertible immediately before the transaction (measured as described in the definition of Purchase Stock Price) equal the value of the shares of common stock into which such share of Series F preferred stock was convertible immediately before the transaction (measured as described in the definition of Applicable Price). If consideration for common stock of the Company is solely common stock of another company, each share of Convertible Preferred is convertible into the same number of shares of such common stock of another company receivable by a holder of the number of shares of common stock of the Company into which such share of Series F preferred stock was convertible immediately before such transaction.

         The term "Purchaser Stock Price" means, with respect to any Common Stock Change in Control, the product of (i) the number of shares of common stock received as consideration in such Common Stock Change of Control for each share of common stock of the Company, and (ii) the average of the per share closing prices for the common stock received as consideration in such Common Stock Change in Control for the 10 consecutive trading days prior to and including the record date for the determination of the holders of common stock entitled to received such common stock of the Company shall have the right to receive such common stock, in each case, as adjusted in good faith by the Board of Directors to appropriately reflect any of the events referred to in the six bulletpoints above; provided, however, that if no such closing prices exist, then the Purchaser Stock Price shall be set at a price determined in good faith by the Board of Directors of the Company.


         The term "Reference Market Price" shall initially mean $33.58 (which is an amount equal to 66 2/3% of the reported last sale price for the common stock on the Nasdaq National Market on June 16, 1999, the date immediately preceding the date of issuance of the Series F preferred stock), and in the event of any adjustment to the Conversion Prices other than as a result of a Change in Control, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the Conversion Price after giving effect to any such adjustment shall always be the same as the ratio of $33.58 to the initial Conversion Price set forth on the cover page of this Prospectus.

         Depending upon whether the Change in Control is a Non-Stock Change in Control or Common Stock Change in Control, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock change in Control, the holder has the right to convert each share of the Series F preferred stock into the kind and amount of the shares of stock and other securities or property or assets receivable by a holder of the number of shares of common stock issuable upon conversion of such share of the Series F preferred stock immediately prior to such Non-Stock Change in Control, but after giving effect to the adjustment described above. However, in the event of a Common Stock Change in Control in which less than 100% of the value of the consideration received by a holder of common stock is common stock of the acquiror or other third party, a holder of a share of Series F preferred stock who converts a share following the Common Stock Change in Control will receive consideration in the form of such common stock only, whereas a holder who has converted their shares prior to the Common Stock Change in Control will receive consideration in the form of common stock as well as any other securities or assets (which may include cash) receivable thereupon by a holder of the number of shares of common stock issuable upon conversion of such share of Series F preferred stock immediately prior to such Common Stock Change in Control.


         In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the common stock is converted into the right to receive other securities, cash or other property, each share of Series F preferred stock then outstanding, without the consent of any holders of Series F preferred stock, becomes convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder immediately prior to such transaction if such holder had converted its share of Series F preferred stock.

         If at any such time the Company makes a distribution of property to its stockholders that is taxable to such stockholders as a dividend for federal income tax purposes (for example, distributions or evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the antidilution provisions described above, the Conversion Price of the Series F preferred stock is reduced, such reduction would be deemed to be the receipt of taxable income by holders of the Series F preferred stock.

Consolidation, Merger and Sale of Assets

         The Certificate of Designations will provide that the Company, without the consent of the holders of any of the outstanding Series F preferred stock, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into, or transfer or lease its properties substantially as an entirety to, the Company; provided, however that
(a) the successor, transferee or lessee is organized under the laws of a United States jurisdiction; (b) the shares of Series F preferred stock shall become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Series F preferred stock had immediately prior to such transaction; and (c) certain other conditions are met.

         Under any consolidation by the Company with, or merger by the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the shares of Series F preferred stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series F preferred stock.

Restrictions on Transfer

         The Series F preferred stock, and any shares of common stock distributed pursuant to a dividend payment on or conversion of the Series F preferred stock may not be sold or otherwise transferred until the expiration of two years following the date of payment for and delivery of the Series F preferred stock, except pursuant to registration under the Securities Act or in accordance with Rule 144 (if available), Rule 144A (if available) or Rule 904 thereunder, and will bear a legend to this effect.

SEC Reports and Reports to Holders


         Whether or not the Company is required to file reports with the SEC, if any shares of Series F preferred stock are outstanding, the Company shall file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See "Where You Can Find More Information" on page 3. The Company shall supply each Holder of Series F preferred stock, upon request, without cost to such Holders, copies of such reports or other information.


Transfer Agent, Registrar and Dividend Disbursing Agent

         The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series F preferred stock will be Continental Stock Transfer & Trust Company.

Registration Rights

         The Company has agreed pursuant to the Registration Rights Agreement, for the benefit of the holders of the Series F preferred stock, the dividend shares and the conversion shares (collectively, the "Restricted Securities") that the Company will, at its cost:

         o on or prior to September 1, 1999, file a Registration Statement (a "Shelf Registration Statement") covering resales and/or issuances of the Restricted Securities pursuant to Rule 415 under the Securities Act;

         o on or prior to November 15, 1999, cause the Shelf Registration Statement to be declared effective under the Securities Act; and

         o use its best efforts to keep the Shelf Registration Statement effective until such time as the Restricted Securities are eligible to be sold under Rule 144(k) under the

                  Securities Act or until all the Restricted Securities have been sold pursuant to such Shelf Registration Statement.

The Company will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed, copies of the Prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of such Restricted Securities. A holder selling such securities pursuant to the Shelf Registration Statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

         If (i) by November 15, 1999 (or the next business day), the Shelf Registration Statement has not been declared effective by the SEC; or (ii) after the Shelf Registration Statement has been declared effective, such Registration Statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of the Restricted Securities in accordance with and during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) and (ii) a "Registration Default"), dividends will accrue on the Series F preferred stock at the rate of 9 1/4% per annum (200 basis points above the rate shown on the cover page of this Prospectus), from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. At all other times, dividends accrue on the Series F preferred stock at a rate of 7 1/4% per annum.

         If a Registration Default occurs and is continuing on a record date in respect of a dividend payment date on which dividends are to be paid in dividend shares, then such dividends shall not be paid on such dividend payment date but shall be paid on a subsequent payment date, determined by the Company, which shall be a date after all Registration Defaults have been cured or all the common stock to be paid in respect of such deferred dividends are eligible to be sold under Rule 144(k) under the Securities Act. The Discounted Current Market Value of the common stock with respect to such subsequent payment date shall be determined on the fourth Trading Day prior to such subsequent payment date, and dividends accrued from the last date as to which dividends have been paid until such subsequent payment date (including dividends at the higher rate described above for the period during which a Registration Default was continuing) shall be paid to the holders of record on the Business Day next preceding such subsequent payment date.

         THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS PART HAS BEEN FILED BY US PURSUANT TO THE FORGOING REGISTRATION OBLIGATION.

         The following summary of some of the provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy which is available upon request to the Company.

Book-Entry, Delivery and Form

         The Series F preferred stock sold is issued in the form of one or more global securities. The global securities are deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

         Shares of Series F preferred stock that are issued as described below under "Certificated Series F preferred stock" will be issued in definitive form. Upon the transfer of Series F preferred stock in definitive form, such Series F preferred stock will, unless the global securities has previously been exchanged for Series F preferred stock in definitive form, be exchanged for an interest in the global securities representing the liquidation preference of Series F preferred stock being transferred.

         The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

         Upon the issuance of the global securities, the Depositary will credit, on its book-entry registrations and transfer system, the liquidation preference of the Series F preferred stock represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the Initial Purchasers of such Series F preferred stock. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interest) and such participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

         So long as the Depositary, or its nominee, is the registered holder and owner of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Series F preferred stock for all purposes of such Series F preferred stock and the Certificate of Designations. Except as set forth below, owners of beneficial interest in the global securities will not be entitled to have the Series F preferred stock represented by the global securities registered in their names, will not receive or be entitled to receive physical delivery of certificated Series F preferred stock in definitive form and will not be considered to be the owners or holders of any Series F preferred stock under the global securities. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action, or would otherwise act upon the instructions of beneficial owners owning through them.

         Payment in respect of dividends and redemption payments on Series F preferred stock represented by the global securities registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the global securities.

         The Company expects that the Depositary or its nominee, upon receipt of any payment in respect of dividends and redemption payments on the global securities, will credit participants' accounts with payments in amount proportionate to their respective beneficial interests in the liquidation preference of the global securities as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interest in the global securities held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Series F preferred stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interest in the global securities owning through such participants.

         Unless and until it is exchanged in whole or in part for certificated Series F preferred stock in definitive form, the global securities may not be transferred except as a whole (a) by the Depositary to a nominee of the Depositary, (b) by a nominee of the Depositary to the Depositary or (c) by a nominee of the Depositary to another nominee of the Depositary.

         Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of the Depositary, it is under no obligations to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the transfer agent nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Series F Preferred Stock

         The Series F preferred stock represented by the global securities is exchangeable for certificated Series F preferred stock in definitive form of like tenor as such Series F preferred stock if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the global securities and a successor is not promptly appointed or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act or
(ii) the Company in its discretion at any time determines not to have all of the Series F preferred stock represented by the global securities. Any Series F preferred stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Series F preferred stock issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee. In addition, such certificates will bear the legend referred to under "Description of the Series F Preferred Stock-Restrictions on Transfer" (unless the Company determines otherwise in accordance with applicable law) and subject to the provisions of such legend.

              DESCRIPTION OF CERTAIN INDEBTEDNESS AND CAPITAL STOCK

Indebtedness

         1995 Debt Placement

         In October 1995, we issued an aggregate of $225.0 million of notes consisting of (1) $150.0 million of 14% Senior Discount Notes due 2005 (the "1995 Senior Notes") and (2) $75.0 million of 14% Convertible Senior Subordinated Discount Notes due 2005 (the "Convertible Notes"). On June 2, 1999, all of the Convertible Notes automatically converted into approximately 5,928,000 shares of our common stock pursuant to their terms.

         The 1995 Senior Notes are unsecured, senior indebtedness, rank in parity in right of payment with all of our existing and future senior indebtedness and are senior in right of payment to all existing and future subordinated indebtedness. The 1995 Senior Notes will not accrue interest prior to October 15, 2000, nor pay cash interest prior to April 15, 2001; however, the principal value of the 1995 Senior Notes has accreted since issuance and, at October 15, 2000, the 1995 Senior Notes will have an aggregate principal amount of $294.2 million. From and after October 15, 2000, the 1995 Senior Notes will accrue interest at the rate of 14% per annum, payable semiannually in cash commencing April 15, 2001. The 1995 Senior Notes mature on October 15, 2005.

         1997 Debt Placements

         In March 1997, we and WinStar Equipment Corp. ("WEC"), one of our subsidiaries formed to facilitate the purchase of equipment, issued an aggregate of $300.0 million of notes, consisting of (1) $100.0 million of our 14 1/2% Senior Deferred Interest Notes Due 2005 (the "1997 Senior Notes"), ranking pari passu with the 1995 Senior Notes, and (2) $200.0 million of WEC's 12 1/2% Guaranteed Senior Secured Notes Due 2004 (the "WEC Notes"). In August 1997, WinStar Equipment II Corp. ("WEC II"), another of our subsidiaries formed to purchase equipment, issued $50.0 million of its 12 1/2% Guaranteed Senior Secured Notes Due 2004 (the "WEC II Notes"). In October 1997, we issued an aggregate of $100.0 million principal amount of our 15% Senior Subordinated Deferred Interest Notes Due 2007 (the "1997 Senior Subordinated Notes" and, together with the 1997 Senior Notes, the WEC Notes and the WEC II Notes, the "1997 Notes").

         The 1997 Senior Notes are unsecured senior indebtedness, rank in parity in right of payment with all of our existing and future unsecured senior indebtedness, and are senior in right of payment to all our existing and future subordinated indebtedness. Until October 15, 2000, interest on the 1997 Senior Notes will accrue and compound semiannually at a rate of 14 1/2%, but will not be payable in cash. Interest on the Accumulated Amount (as defined in the indenture governing the 1997 Senior Notes) of the 1997 Senior Notes as of October 15, 2000 will be payable semiannually in cash on April 15 and October 15 of each year commencing April 15, 2001. The 1997 Senior Notes mature on October 15, 2005 and are redeemable on or after October 15, 2000, at our option, in whole or in part, at specified prices.

         The WEC Notes bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The WEC Notes will mature on March 15, 2004 and are redeemable on or after March 15, 2002, at our option, in whole or in part, at specified prices.

         The WEC II Notes bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The WEC II Notes mature on March 15, 2004 and are redeemable on or after March 15, 2002, at our option, in whole or in part, at specified prices.

         We have unconditionally guaranteed the obligations of WEC and WEC II under the WEC Notes and the WEC II Notes and such obligations are secured by security interests in the equipment and other property purchased by WEC and WEC II, as the case may be, with the proceeds thereof.

         The 1997 Senior Subordinated Notes are unsecured senior subordinated obligations, rank in parity in right of payment with the 1998 Notes (as defined below), and are junior in right of payment to all of our existing and future senior indebtedness. The 1997 Senior Subordinated Notes bear interest at a rate of 15% per annum, payable on March 1 and September 1, commencing September 1, 2002.

         Until March 1, 2002, interest on the 1997 Senior Subordinated Notes will accrue and be compounded semiannually, but will not be payable in cash. Interest on the Accumulated Amount (as defined in the indenture governing the 1997 Senior Subordinated Notes) of the 1997 Senior Subordinated Notes as of March 1, 2002 will be payable semiannually commencing September 1, 2002. The 1997 Senior Subordinated Notes will mature on March 1, 2007 and are redeemable on or after March 1, 2002, at our option, in whole or in part, at specified prices.

         1998 Debt Placement

         In March 1998, we issued $200.0 million in aggregate principal amount of our 10% Senior Subordinated Notes Due 2008 (the "1998 Cash-Pay Notes") and $250.0 million in aggregate principal amount of our 11% Senior Subordinated Deferred Interest Notes Due 2008 (the "1998 Deferred Interest Notes" and, together with the 1998 Cash-Pay Notes, the "1998 Notes"). The 1998 Notes are unsecured, senior subordinated obligations, rank in parity in right of payment with the 1997 Senior Subordinated Notes, and are junior in right of payment to all of our existing and future senior indebtedness.


         The 1998 Cash-Pay Notes bear interest at a rate of 10% per annum, payable on March 15 and September 15, commencing September 15, 1998. The 1998 Cash-Pay Notes will mature on March 15, 2008 and are redeemable on or after March 15, 2003, at our option, in whole or in part, at specified prices, plus accrued interest, if any, to the date of redemption.



         The 1998 Deferred Interest Notes bear interest at a rate of 11% per annum, payable on March 15 and September 15, commencing September 15, 2003. Until March 15, 2003, interest on the 1998 Deferred Interest Notes will accrue and be compounded semiannually, but will not be payable in cash. Interest on the Accumulated Amount (as defined in the indenture governing the

1998 Deferred Interest Notes) of the 1998 Deferred Interest Notes as of March 15, 2003 will be payable semiannually commencing September 15, 2003. The 1998 Deferred Interest Notes will mature on March 15, 2008 and are redeemable on or after March 15, 2003, at our option, in whole or in part, at specified prices, plus accrued and unpaid interest, if any, to the date of redemption.

         Indentures

         The indentures relating to the 1995 Senior Notes, the 1997 Notes and the 1998 Notes contain certain covenants which, among other things, restrict our ability and that of certain of our subsidiaries to: incur additional indebtedness; create liens; engage in sale-leaseback transactions; pay dividends or make distributions in respect of capital stock; make investments or certain other restricted payments; sell assets; issue or sell stock of such subsidiaries; enter into transactions with stockholders or affiliates; acquire assets or businesses not constituting "telecommunications assets" (as defined in the indenture relating to the 1995 Senior Notes); or consolidate, merge or sell assets. The covenants contained in these indentures are subject to exceptions and our new media subsidiaries are not subject to many of the covenants contained therein, although our ability to make additional investments in such subsidiaries is limited.

         Lucent Credit Agreement

         In October 1998, we and WinStar Network Expansion, LLC, a limited liability company wholly owned by us and formed to facilitate the financing of equipment purchases, entered into a supply agreement with Lucent. Also in October 1998, WinStar, WinStar Network Expansion, Lucent, as administrative agent and lender, and State Street Bank and Trust Company, as collateral agent, entered into a credit agreement which sets forth the terms and conditions under which Lucent (or its assignee lenders) will provide us with purchase money financing (the "Credit Commitments") in an aggregate amount of up to $2.0 billion in connection with the buildout of our domestic and international broadband network. The Credit Commitments may be drawn by WinStar Network Expansion as and when needed during the buildout of the network. The credit agreement allows for aggregate borrowings of up to $2.0 billion; provided, however, that Lucent is not required to have outstanding at any one time aggregate loans and commitments in excess of $500.0 million.

         During the six months ended June 30, 1999, we incurred approximately $285.2 million in indebtedness under our financing agreement with Lucent. As of June 30, 1999, the total amount outstanding under the Lucent financing agreement was approximately $362.7 million. Under the terms of this five year agreement, Lucent will provide up to $2.0 billion to finance the purchase of equipment and related services, not to exceed $500.0 million at any one time held by Lucent. In July 1999, a commercial bank purchased from Lucent, for syndication, $350.0 million of WinStar's borrowings under the financing agreement, thereby creating additional availability in such amount.

         Additional amounts of the Credit Commitments become available on a dollar-for-dollar basis as the loans or unfunded commitments are syndicated by Lucent to other lenders. WinStar Network Expansion may draw against the available Credit Commitments until they have been fully drawn or the fifth anniversary of the credit agreement, whichever is earlier. The credit agreement provides that borrowings will fall into one of five annual tranches. The tranche under which a loan is drawn will determine when such loan is to be repaid. Borrowings made during the first year, second year, third year, fourth year and fifth year would be considered Tranche 1, Tranche 2, Tranche 3, Tranche 4 and Tranche 5 borrowings, respectively.

         Interest on each loan made under the Credit Commitments will accrue at a floating rate equal to, at WinStar Network Expansions' election, either a base rate (determined in relation to the then current prime rate) or at the London Inter-Bank Offered Rate, in each case plus a margin which may vary over the life of the facility. Interest will be payable quarterly in arrears for base rate advances and at the end of each interest period (which can be one, three or six months in length, at WinStar Network Expansions' election) for LIBOR advances; provided, however, that interest on loans accruing during the first year of the tranche of which such loan is a part may, at WinStar Network Expansions' election, be deferred and the deferred interest shall accrue interest at the same rates as the principal of the loans.

         The principal of any tranche as well as any deferred interest thereon will be repaid in sixteen equal installments, payable on the last day of each calendar quarter, commencing on the last day of the first quarter following the fourth anniversary of the date the applicable tranche first becomes available.

         Loans made under the credit agreement are also subject to mandatory prepayment upon the occurrence of certain events, including (1) receipt by us or our Restricted Subsidiaries (as defined in the credit agreement) of proceeds of certain asset sales or casualty events which are not reinvested in our business and (2) the generation of Excess Cash Flow (as defined in the credit agreement), if any, by us. WinStar Network Expansion will also be entitled to prepay the loans at its option at any time.

         Loans made under the credit agreement will be secured by a purchase money security interest in the equipment comprising the network, to the extent the purchase of such equipment is financed under the credit agreement. Additionally, WinStar Network Expansions' obligations under the credit agreement are guaranteed by us and certain of our subsidiaries.


         The credit agreement contains significant covenants of WinStar Network Expansion, WinStar and certain of our subsidiaries, including, but not limited to:



         o affirmative covenants with respect to compliance with laws, inspection rights, performance of other obligations, delivery of financial statements and other information, interest rate cap arrangements and maintenance of licenses and certain other assets;



         o negative covenants restricting the ability to incur or create (with certain exceptions) liens, debt and capitalized lease obligations, and otherwise restricting (with customary exceptions) mergers or consolidations, disposal of assets, investments, payments of dividends and distributions, modification of tax-sharing or management or servicing fee agreements, changes in the nature of the business conducted, prepayment or redemption of debt, creation of partnerships and new subsidiaries and transactions with affiliates; and

         o        financial covenants.


WinStar currently is in compliance with these covenants, including such financial covenants as are presently applicable.


         Equipment Lease Financings and Credit Lines


         Our subsidiaries have entered into, and will continue to seek, financing arrangements, including sale/leaseback transactions, with respect to equipment, including telecommunications switches, radios and other related equipment. As of June 30, 1999, we owed an aggregate of $322.1 million under such financing arrangements, all of which are on terms we consider customary in the telecommunications industry. In addition, WinStar New Media and certain of its subsidiaries are parties to a $6.6 million term loan facility which they used to finance a portion of their capital needs. Principal on the term loan is payable on a quarterly basis through December 31, 2000. Interest accrues and is payable quarterly based on the lower of the LIBOR or prime rate plus a margin.


         Accounts Receivable Financing

         In June 1999, we completed a $35.0 million accounts receivable securitization financing arrangement. Under this financing, we may borrow up to the lesser of the maximum amount of the facility (which has been initially set at $25.0 million, increasing to $35.0 million when certain conditions are met) and the amount determined under a borrowing base formula. Borrowings under this facility will bear interest at the London Inter-Bank Offered Rate, plus 1.5%. As of June 30, 1999, the Company had no outstanding balance under this financing.

Common Stock

         Our authorized capital stock includes 200,000,000 shares of common stock, $.01 par value. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although we are restricted from paying cash dividends under the terms of the agreements governing our indebtedness (and, even if we were not so restricted, we do not currently intend to pay any dividends), holders of common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. In the event of a liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of preferred stock.

         Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

         Our certificate of incorporation:

         o provides for a board of directors divided into three classes, each of which generally serves for a term of three years, with only one class of directors being elected in each year;

         o provides that directors may be removed with or without cause and only by an affirmative vote of holders of at least a majority of our capital stock entitled to vote thereon; and

         o requires an affirmative vote of holders of at least two-thirds of our capital stock entitled to vote to alter, amend or repeal the provisions relating to the classification of, and the removal of members from, the Board of Directors.

         Nominations for our Board of Directors may be made by our Board or by any stockholder entitled to vote for the election of directors. A stockholder entitled to vote for the election of directors may nominate a person or persons for election as director only if written notice of such stockholder's intent to make such nomination is given to our Secretary not later than sixty days in advance of the meeting. Our certificate of incorporation and by-laws do not provide for cumulative voting rights. This means that holders of a majority of our capital stock who vote in the election of directors can elect all of the directors and, in such event, the holders of the remaining shares will not be able to elect any of our directors. A special meeting of our stockholders may be called at the request of the holders of at least 10% of our outstanding capital stock entitled to vote generally in all matters.

Preferred Stock

         Our certificate of incorporation and Delaware General Corporation Law give our Board of Directors the authority, without further stockholder action, to issue a maximum of 15,000,000 shares of preferred stock. Our Board of Directors has the authority to fix the following terms with respect to shares of any series of preferred stock:

         o        the designation of the series;

         o        the number of shares to comprise the series;

         o the dividend rate or rates payable with respect to the shares of the series;

         o the redemption price or prices, if any, and the terms and conditions of any redemption;

         o        the voting rights;

         o any sinking fund provisions for the redemption or purchase of the shares of the series;

         o the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable; and

         o any other relative rights, preferences and limitations pertaining to the series.

         Series A Preferred Stock

         In February 1997, we and one of our wholly owned subsidiaries sold in a private placement an aggregate of 4,000,000 shares of Series A 6% preferred stock and warrants to purchase 1,600,000 shares of our common stock for an aggregate purchase price of $100.0 million.

         Each share of Series A preferred stock has a stated value of $25 and entitles the holder thereof to receive dividends from us at a rate per annum equal to 6% of this value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears quarterly as of March 31, June 30, September 30 and December 31 of each year. We may, at our election, pay such dividends in cash or through the issuance of additional shares of Series A preferred stock.

         The shares of Series A preferred stock are convertible into that number of shares of our common stock derived by dividing the aggregate Stated Value of the Series A preferred stock being converted by $25 (subject to adjustment). On February 11, 2002, any Series A preferred stock still outstanding will be automatically converted into shares of our common stock, unless we elect to pay cash therefor in an amount equal to the stated value plus all accrued and unpaid dividends thereon (the "Liquidation Preference").

         The warrants entitle the holders thereof to purchase an aggregate of 1,600,000 shares of our common stock for $25 per share (subject to adjustment) at any time until February 11, 2002. We may accelerate the expiration date at any time after February 11, 2000 if our common stock trades at $40 or more for a period of 20 consecutive days.

         As of June 30, 1999, after giving effect to conversions of Series A preferred stock into our common stock and the issuance of shares of Series A preferred stock as dividends, there were approximately 4,275,000 shares of Series A preferred stock outstanding.

         Rights to Purchase Series B Preferred Stock

         The following is a summary of the rights agreement dated as of July 2, 1997 (the "Rights Plan"), between us and Continental Stock Transfer & Trust Company, as rights agent, which was adopted by our Board of Directors on July 2, 1997. This summary of the Rights Plan does not purport to be complete and is not a substitute for the complete discussion contained in the Rights Plan.

         Under the Rights Plan, holders of our common stock received, as a dividend, preferred stock purchase rights (the "Rights") at the rate of one Right for each share of our common stock held as of the close of business on July 14, 1997. One Right will also attach to each share of our common stock issued thereafter. Currently, the Rights are not separate from our common stock and are not exercisable, and the Rights will only separate from our common stock and become exercisable if a person or group acquires 10% or more of our outstanding common stock (an "Acquiring Person") or launches a tender or exchange offer that would result in ownership of 10% or more of our outstanding common stock. Each Right that is not owned by an Acquiring Person entitles the holder of the Right to buy one one-thousandth of one share (a "Unit") of Series B Preferred Stock which we will issue. If any person becomes an Acquiring Person, or if an Acquiring Person engages in certain transactions involving conflicts of interest or in a business combination in which our common stock remains outstanding, then the Rights Plan provides that each Right, other than any Right held by the Acquiring Person, entitles the holder to purchase, for $225, Units with a market value of $450. However, if we are involved in a business combination in which we are not the survivor, or if we sell 50% or more of our assets or earning power to another person, then the Rights Plan provides that each Right entitles the holder to purchase, for $225, shares of the common stock of the Acquiring Person's ultimate parent having a market value of $450.

         At any time until ten days following the date on which a person acquires 10% or more of our common stock, we may redeem all (but not less than all) of the Rights for $0.0001 per Right. The Rights expire in July 2002. The Series B preferred stock will have dividend and liquidation preferences over our common stock, but junior to any other series of our preferred stock.

         Series C Preferred Stock

         On December 17, 1997, we and one of our wholly owned subsidiaries sold in a private placement an aggregate of 175,000 shares of our Series C 14 1/4% Senior Cumulative Preferred Stock Due 2007 for an aggregate purchase price of $175.0 million.

         Dividends on the Series C preferred stock accrue from December 22, 1997 at the rate per share of 14 1/4% of the Accumulated Amount (as defined in the certificate of designations governing the Series C preferred stock) per annum, compounded semiannually on each June 15 and December 15, but will not be payable in cash, except as set forth in the next sentence. Commencing on the first June 15 or December 15 (each a "Dividend Payment Date") which is at least six months after the later of December 15, 2002, and the Specified Debt Satisfaction Date (as defined in the certificate of designations governing the Series C preferred stock) (the "Cash Payment Date"), dividends on the Series C preferred stock will be payable in cash at a rate per annum equal to 14 1/4% of the Accumulated Amount as of the Dividend Payment Date preceding such date. In the event that the Specified Debt Satisfaction Date has not occurred before December 15, 2002, the rate otherwise applicable to the Series C preferred stock will be increased by 150 basis points from December 15, 2002, until the Dividend Payment Date falling on or after the Specified Debt Satisfaction Date.

         The Series C preferred stock ranks: (1) senior to all existing and future Junior Stock (as defined in the certificate of designations governing the Series C preferred stock), including the Series A preferred stock; (2) in parity with all existing and future Parity Stock (as defined in the certificate of designations governing the Series C preferred stock), including the Series D preferred stock and Series F preferred stock; and (3) junior to all future Senior Stock (as defined). In addition, as equity, the Series C preferred stock ranks junior in right of payment to all of our indebtedness and that of our subsidiaries.

         The Series C preferred stock will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Series C preferred stock will be redeemable at our option, in whole or in part, at specified redemption prices plus accumulated and unpaid dividends, if any, to the date of redemption. On December 15, 2007, we will be required to redeem the Series C preferred stock at a price equal to the Accumulated Amount thereof plus accumulated and unpaid dividends, if any, out of funds legally available therefor.

         On any scheduled Dividend Payment Date following the Specified Debt Satisfaction Date, we may, at our option, exchange all but not less than all of the shares of Series C Preferred Stock then outstanding for 14 1/4% Senior Subordinated Deferred Interest Notes Due 2007 ("Exchange Debentures") in an aggregate Accumulated Amount equal to the aggregate Accumulated Amount of the shares of Series C preferred stock outstanding at the time of such exchange, plus accumulated and unpaid dividends to the date of exchange. Until the Cash Payment Date, interest on the Exchange Debentures will accrue at a rate of 14 1/4% of the Accumulated Amount per annum and will be compounded semiannually on each June 15 and December 15 (each an "Interest Payment Date") but will not be payable in cash except as set forth in the next sentence. Commencing on the first Interest Payment Date following the later of the Exchange Date (as defined in the indenture governing the Exchange Debentures) or the Cash Payment Date, interest will be payable in cash at a rate per annum equal to 14 1/4% of the Accumulated Amount as of the Exchange Date. The Exchange Debentures, if issued, will be unsecured, senior subordinated obligations, subordinated in right of payment to all of our senior indebtedness and to all indebtedness and other liabilities (including trade payables) of our subsidiaries, and will rank pari passu with the 1997 Senior Subordinated Notes. The Exchange Debentures, if issued, will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Exchange Debentures are redeemable at our option, in whole or in part, at certain redemption prices plus accrued and unpaid interest, if any, to the date of redemption.

         Series D Preferred Stock

         On March 17, 1998, we and one of our subsidiaries sold an aggregate of $200.0 million of our Series D 7% Senior Cumulative Convertible Preferred Stock Due 2010 in a private placement.

         Dividends at the rate of 7% per annum on the Series D preferred stock are cumulative from the date of issuance and are payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 1998, out of funds legally available therefor. Dividends shall be, at our option, payable (1) in cash or (2) through the issuance of shares of our common stock. The Series D preferred stock is convertible at any time after the issue date, at the option of the holders thereof, into shares of our common stock at a rate (subject to adjustment in certain events) of 1.0079 shares of our common stock for each share of Series D preferred stock, equivalent to a conversion price of $49.61 for each share of our common stock.

         The Series D preferred stock ranks (1) senior to all existing and future Junior Stock (as defined in the certificate of designations governing the Series D preferred stock), including the Series A preferred stock; (2) pari passu with all existing and future Parity Stock (as defined in the certificate of designations governing the Series D preferred stock), including the Series C preferred stock and Series F preferred stock; and (3) junior to all future Senior Stock (as defined).

In addition, as equity, the Series D preferred stock will rank junior in right of payment to all of our indebtedness and that of our subsidiaries.

         The Series D preferred stock is not redeemable prior to March 20, 2001. On or after such date, the Series D preferred stock will be redeemable at our option, in whole or in part, at any time or from time to time, at specified redemption prices plus accrued and unpaid dividends, if any. The Series D preferred stock is subject to mandatory redemption on March 15, 2010, at a redemption price of $50.00 per share plus accrued and unpaid dividends, if any. Upon the occurrence of a Change in Control (as defined in the Certificate of Designations governing the Series D preferred stock), we will be obligated to adjust the conversion price as provided in the Certificate of Designations relating to the Series D preferred stock.

         Series E Preferred Stock

         In connection with an acquisition we consummated in August 1998, we issued an aggregate of 75,100 shares of our Series E preferred stock. The Series E preferred stock is non-voting, non-redeemable and does not earn dividends. Each share of Series E preferred stock has a liquidation preference of $59.93 per share, but is junior in right to receive distributions in liquidation to all other currently existing preferred stock and any other class of preferred stock authorized in the future unless such new class is expressly made junior or equal to the Series E preferred stock. The holders of the Series E preferred stock may convert all, but not less than all, of their stock into shares of our common stock on a one-for-one basis any time on or after August 28, 1999. Under certain conditions, WinStar may require these holders to convert.

Registrar and Transfer Agent

         The registrar and transfer agent for the Series A preferred stock, Series C preferred stock, Series D preferred stock, Series F preferred stock and Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                        SELLING AND PLAN OF DISTRIBUTION

         This Prospectus relates to the resale by the selling securityholders of the securities listed below. All of the securities being registered under the registration statement of which this prospectus forms a part are being so registered pursuant to registration rights granted by us to the selling securityholders. None of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years, except as described in the footnotes below or otherwise in this prospectus.

Series F Preferred Stock(1)


                                    Beneficial Ownership              Number of Shares of
Name of Selling                  of Series F preferred stock     Series F preferred stock
Securityholder                     as of July 21, 1999                   to be Sold
--------------                     -------------------                   ----------
The Bank of New York                     2,250(1)                        2,250(1)
Bear, Stearns Securities
Corp.                                   41,950(1)                       41,950(1)
Boston Safe Deposit & Trust
Company                                  4,649(1)                        4,649(1)
Brown Brothers Harriman &
Co.                                     15,400(1)                       15,400(1)
Chase Manhattan Bank                       200(1)                          200(1)
Chase Manhattan Bank                     1,500(1)                        1,500(1)
CIBC World Markets Corp.                 6,750(1)                        6,750(1)
Credit Suisse First Boston
Corporation                             10,550(1)                       10,550(1)
Custodial Trust Company                  3,000(1)                        3,000(1)
Deutsche Bank Securities
Inc.                                     7,500(1)                        7,500(1)
First Options of Chicago, Inc.             750(1)                          750(1)
Goldman, Sachs & Co.                    11,250(1)                       11,250(1)
Goldman Sachs International              4,000(1)                        4,000(1)
Investors Fiduciary Trust
Company/SSB                                600(1)                          600(1)
J.P. Morgan Securities Inc.              7,500(1)                        7,500(1)
Kellner, Dileo & Co.                     1,000(1)                        1,000(1)
Lehman Brothers, Inc.                   31,480(1)                       31,480(1)
Morgan Stanley & Co.
Incorporated                            30,300(1)                       30,300(1)
The Northern Trust Company                  25(1)                           25(1)
PNC Bank, National
Association                              3,085(1)                        3,085(1)
Prudential Securities
Incorporated                            28,000(1)                       28,000(1)
Salomon Smith Barney Inc.               29,100(1)                       29,100(1)

--------
(1) Includes shares of common stock which may be issued to such holders as dividends or upon conversion of the Series F stock.


                                    Beneficial Ownership              Number of Shares of
Name of Selling                  of Series F preferred stock     Series F preferred stock
Securityholder                     as of July 21, 1999                   to be Sold
--------------                     -------------------                   ----------
State Street Bank & Trust
Company                                  46,111(1)                        46,111(1)
Suntrust Bank, Atlanta                    2,000(1)                         2,000(1)
Union Bank of California,
N.A.                                         50(1)                            50(1)
Warburg Dillon Read LLC                   9,500(1)                         9,500(1)
Weiss, Peck & Greer, L.L.C.               1,500(1)                         1,500(1)

Other Common Stock


                                   Beneficial Ownership              Number of Shares of
Name of Selling                      of Common Stock                    Common Stock
Securityholder                     as of July 21, 1999                   to be Sold
--------------                     -------------------                   ----------
Glenn Anderson                            181(2)                              181(2)
Mark Chestnut                             226(2)                              226(2)
Dale Dennis                                46(2)                               46(2)
Barry Fingerhut                            (3)                                 (3)
Gregory  Green                            973(2)                              973(2)
Irwin Leiber                               (3)                                 (3)
William Lonergan                        2,669(4)                            2,669(4)
Jared Miller                              973(2)                              973(2)
Edward A. Morin, Jr.                   94,129(2)                           94,129(2)
Trevor Parkinson                          181(2)                              181(2)
Ed Piersma                                 90(2)                               90(2)
Angela Quinn                              253(2)                              253(2)
Raptor Global Fund, L.P.                   (3)                                 (3)
Raptor Global Fund Ltd.                    (3)                                 (3)
Reservoir New Media LLC                    (3)                                 (3)
Barry Rubenstein                           (3)                                 (3)
Seneca Ventures                            (3)                                 (3)
Ralph Sims                             94,129(2)                           94,129(2)
Chad Skidmore                             973(2)                              973(2)
Walter Sonnenfeldt                        535(4)                              535(4)
Michael Stan                           43,444(2)                           43,444(2)
Tudor Private Equity Fund,                 (3)                                 (3)
L.P.


                                   Beneficial Ownership             Number of Shares of
Name of Selling                      of Common Stock                    Common Stock
Securityholder                     as of July 21, 1999                   to be Sold
--------------                     -------------------                   ----------
Wheatley Foreign Partners,                 (3)                                (3)
L.P.

Wheatley Partners, L.P.                    (3)                                (3)
Leonard Whitwer                           57,925(2)                         57,925(2)
Woodland Venture Fund                      (3)                                (3)


------------

(1) The shares of Series F preferred stock set forth above were sold in the June 1999 Private Placement. The selling preferred stockholders shall also be entitled to sell, and the Registration Statement of which this Prospectus forms a part also covers, any and all dividend shares that may be issued in lieu of cash dividends on such Series F preferred stock during the term of the Series F preferred stock and any and all conversion shares issued upon conversion of the Series F preferred stock.

(2)     The shares were issued in connection with the acquisition of Northwest
        Nexus, Inc.

(3) The shares to be resaleable under this prospectus for this selling stockholder will be those shares issuable to him under certain circumstances in connection with his ownership of equity of WinStar New
         Media Company, Inc., a subsidiary of our company. The number of shares so issuable shall be determined prior to effectiveness of the registration statement of which this prospectus forms a part and shall be provided by amendment thereto prior to such effectiveness.

(4) The shares of common stock set forth above were issued in connection with certain transactions pursuant to which we acquired 38 GHz licenses.



         The Series F preferred stock, dividend shares and other shares of common stock may be offered and sold from time to time by the selling securityholders or by their pledgees, donees, transferees or other successors in interest, and the conversion shares, if and when issued, may be offered and sold from time to time by the holders thereof or by their pledgees, donees, transferees or other successors in interest, as market conditions permit in the over-the-counter market, including the Nasdaq National Market, in negotiated transactions or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The securities may be sold by one or more of the following methods, without limitation:

         o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

                                       66

         o ordinary brokerage transactions and transactions in which the broker solicits purchases;

         o transactions between sellers and purchasers without a broker/dealer; and

         o        underwritten offerings.

         In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from selling securityholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers and dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

                                  LEGAL MATTERS

         The legality of the issuance of the dividend shares and conversion shares will be passed upon for the Company by Graubard Mollen & Miller, New
York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of common stock.

                                     EXPERTS

         The consolidated financial statements of WinStar as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 incorporated by reference into this Prospectus, have been audited by Grant
Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon.

                                       67

                          UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

         The following unaudited pro forma as adjusted condensed consolidated statement of operations for the six months ended June 30, 1999 gives effect to the June 1999 Private Placement as if it had occurred on January 1, 1999.

         The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to the March 1998
Financing Transactions, as if they occurred on January 1, 1998. The following unaudited pro forma as adjusted condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to the March 1998 Financing
Transactions and the June 1999 Private Placement as if they had occurred on January 1, 1998.

         The pro forma financing statements do not purport to represent what our results of operations or financial condition would actually have been had the March 1998 Financing Transactions and June 1999 Private Placement in fact occurred on the dates referenced above or to project our results of operations for any future period.


         These pro forma financial statements should be read in conjunction with the notes to the unaudited pro forma condensed consolidated financial statements included herein and our consolidated financial statements and condensed consolidated financial statements which are incorporated by reference into this prospectus.


                                       F-1

                  WINSTAR COMMUNICATIONS INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               Adjustments
                                                               for the June
                                                               1999 Private
                                              Historical        Placement               As Adjusted
                                           ----------------   ---------------        ----------------
Operating revenues:
   Telecommunications services
       Core                                $    145,443      $                       $      145,443
       Other                                     14,305                                      14,305
                                           ------------      --------------          --------------
   Total telecommunications services            159,748                                     159,748
   Information services                          24,850                                      24,850
                                           ------------      --------------          --------------
Total operating revenues                        184,598                                     184,598
                                           ------------      --------------          --------------

Operating expenses

   Cost of services and products                141,295                                     141,295
   Selling, general and administrative
       expenses                                 206,163                                     206,163
   Depreciation and amortization                 63,276                                      63,276
                                           ------------      --------------          --------------
Total operating expenses                        410,734                                     410,734
                                           ------------      --------------          --------------
       Operating loss                          (226,136)                                   (226,136)
Other expense
   Interest expense                            (101,334)                                   (101,334)
   Interest income                                9,980                                       9,980
                                           ------------      --------------          --------------
Loss from continuing operations
   before income tax benefit                   (317,490)                                   (317,490)
Income tax benefit                                2,000                                       2,000
                                           ------------      --------------          --------------
Net loss                                       (315,490)                                   (315,490)

Less preferred stock dividends                  (24,992)           (10,375)     (a)         (35,367)
                                           ------------      --------------          --------------
Net loss applicable to common stock        $   (340,482)     $     (10,375)          $     (350,857)
Net loss applicable to common stock
  per share                                $      (7.23)                             $        (7.42)
                                           ============      ==============          ==============

Weighted average shares outstanding              47,068                230      (a)          47,298
                                           ============      ==============     ===  ==============

                  WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                      Pro Forma
                                                                     Adjustments
                                                                    for the March                      Adjustments
                                                                         1998                          for the June
                                                                      Financing                        1999 Private
                                                     Historical      Transactions        Pro Forma      Placement        As Adjusted
                                                   --------------   --------------  -----------------  -------------     -----------
Operating revenues:
   Telecommunications services
       Core                                        $      141,466    $                 $      141,466  $                 $  141,466
       Other                                               49,643                              49,643                        49,643
                                                   --------------    -------------     --------------  -------------     ----------
   Total telecommunications services                      191,109                             191,109                       191,109
   Information services                                    53,338                              53,338                        53,338
                                                   --------------    -------------     --------------  -------------     ----------
Total operating revenues                                  244,447                             244,447                       244,447
                                                   --------------    -------------     --------------  -------------     ----------
Operating expenses

   Cost of services and products                          204,748                             204,748                       204,748
   Selling, general and administrative expenses           263,155                             263,155                       263,155
   Depreciation and amortization                           74,953                              74,953                        74,953
                                                   --------------    -------------     --------------  -------------     ----------
Total operating expenses                                  542,856                             542,856                       542,856
                                                   --------------    -------------     --------------  -------------     ----------
   Operating loss                                       (298,409)                           (298,409)                     (298,409)
Other expenses
   Interest expense                                     (156,599)         (10,757) (a)      (167,356)                     (167,356)
   Interest income                                         29,758                              29,758                        29,758
                                                   --------------    -------------     --------------  -------------     ----------
Loss from continuing operations before income
   tax benefit                                          (425,250)         (10,757)          (436,007)                     (436,007)
Income tax benefit                                          5,500                               5,500                         5,500
                                                   --------------    -------------     --------------  -------------     ----------
Net loss from continuing operations                     (419,750)         (10,757)          (430,507)                     (430,507)
Loss from discontinued operations                        (24,974)                            (24,974)                      (24,974)
                                                   --------------    -------------     --------------  -------------     ----------
Net loss                                                (444,724)         (10,757)          (455,481)                     (455,481)
Less preferred stock dividends                           (42,968)          (2,994) (a)       (45,962)       (21,750) (b)   (67,712)
                                                   --------------    -------------     --------------  -------------     ----------
Net loss applicable to common stock                $    (487,692)    $    (13,751)     $    (501,443)  $    (21,750)     $(523,193)
                                                   ==============    =============     ==============  =============     ==========
Net loss applicable to common stock per share
   from continuing operations                      $      (11.96)                      $      (12.30)                    $  (12.70)
Net loss per share from discontinued operations            (0.65)                              (0.64)                        (0.64)
                                                   --------------                      --------------                    ----------
Net loss applicable to common stock per share      $      (12.61)                      $      (12.94)                    $  (13.34)
                                                   ==============                      ==============                    ==========

Weighted average shares outstanding                        38,681               72             38,753            460         39,213
                                                   ==============    =============     ==============  =============     ==========

               Notes to Unaudited Pro Forma Condensed Consolidated
                              Financial Statements
                        (in thousands, except share data)

         The adjustments below were prepared based on data currently available and in some cases are based on estimates or approximations. It is possible that the actual amounts to be recorded may have an impact on the results of operations different from that reflected in the accompanying unaudited pro forma condensed consolidated financial statements. It is therefore possible that the entries presented below will not be the amounts that were actually recorded.

Statement of Operations for the Six Months Ended June 30, 1999


         (a) To record the dividends on the Series F convertible preferred stock as if the June 1999 Private Placement had occurred on January 1, 1999.


Statement of Operations for the Year Ended December 31, 1998


         (a) To record the March 1998 Financing Transactions as if they occurred as of January 1, 1998, including preferred stock dividends, interest expense and amortization of deferred debt offering costs and other related fees, but not including interest income earned on unused cash, as follows:



                  Dividends on the Series D preferred stock issued in March 1998 ($2,994).


                  Interest expense, including amortization of debt offering costs, on the 1998 Notes issued in March 1998 ($10,757).


         (b) To record the dividends on the Series F convertible preferred stock as if the June 1999 Private Placement had occurred on January 1, 1998.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution

         The estimated expenses in connection with the sale of the securities being registered hereby, are as follows:

SEC registration fee............................................ $   88,688.92
Trustees fees and expenses......................................     50,000.00
Printing expenses...............................................     10,000.00
Legal fees and expenses.........................................     75,000.00
Listing fees....................................................     30,000.00
Accounting fees and expenses....................................     75,000.00
Miscellaneous...................................................     60,000.00
                                                                 -------------
     Total...................................................... $  388,688.92
                                                                 =============


ITEM 15.  Indemnification of Directors and Officers

         Our certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by law.

         Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

         "Section 145. Indemnification of officers, directors, employees and agents; insurance.

         (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under sections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses incurred by an officer or director in defending a civil or criminal action, suite or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith an in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.          Exhibits

Exhibit
Number            Description
------            -----------



5.1      Opinion of Graubard Mollen & Miller*

12.1     Ratio of Earnings to Combined Fixed Charges and Preferred Stock
         Dividends*

23.1     Consent of Grant Thornton LLP

23.2     Consent of Graubard Mollen & Miller (included in its opinion filed as
         Exhibit 5.1)*

24       Power of Attorney (set forth on signature page)*

* To be filed by Amendment

ITEM 17.        Undertakings.


         (a)  The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement;

                           (iii)    To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  (i) The undersigned registrant hereby undertakes that:

                           (1)      For purposes of determining any liability
under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                           (2)      For the purpose of determining any liability
under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 31, 1999.

                                     WINSTAR COMMUNICATIONS, INC.


                                     By: /s/ William J. Rouhana, Jr.
                                        ----------------------------------------
                                       William J. Rouhana, Jr.
                                       Chairman of the Board and Chief Executive
                                       Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William J. Rouhana, Jr. and/or Timothy R. Graham his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ William J. Rouhana, Jr.  Chairman of the Board and Chief Executive        August 31, 1999
--------------------------   Officer (and principal executive officer)
William J. Rouhana, Jr.

/s/ Nathan Kantor            President, Chief Operating Officer and Director  August 31, 1999
---------------------------
Nathan Kantor

                             Executive Vice President, General Counsel
/s/ Timothy R. Graham        and Director                                      August 31, 1999
---------------------------
Timothy R. Graham

                             Executive Vice President and Chief Financial
/s/ Charles T. Dickson       Officer                                           August 31, 1999
---------------------------
Charles T. Dickson

/s/ Bert W. Wasserman        Director                                          August 31, 1999
---------------------------
Bert W. Wasserman

/s/ William J. vanden Heuvel Director                                          August 31, 1999
----------------------------
William J. vanden Heuvel

/s/ Steven B. Magyar         Director                                          August 31, 1999
---------------------------
Steven B. Magyar

/s/ James I. Cash            Director                                          August 31, 1999
---------------------------
James I. Cash

/s/ Joseph P. Dwyer          Senior Vice President-Finance (Principal          August 31, 1999
---------------------------  Accounting Officer)
Joseph P. Dwyer

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